Exhibit 2.1
CONFIDENTIAL TREATMENT REQUESTED BY QLT INC.
AGREEMENT AND PLAN OF MERGER
BY AND AMONG
QLT INC.
3088923, INC.
FORSIGHT NEWCO II, INC.
AND
THE STOCKHOLDERS REPRESENTATIVES
Dated as of October 8, 2007

i

(Continued)

(Continued)

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		Page
Section 12.8	Governing Law	70
Section 12.9	Enforcement	70
Section 12.10	Third Party Beneficiary Rights	71
Section 12.11	Force Majeure	71
Section 12.12	Disclosure Schedules	72
Section 12.13	Days	72
Section 12.14	Reasonable Consent Required	72
Section 12.15	Counterparts	72

EXHIBITS

Exhibit A -	Form of Escrow Agreement	A-1
Exhibit B -	Amended and Restated Certificate of Incorporation of the Company	B-1
Exhibit C -	Amended and Restated Bylaws of the Company	C-1
Exhibit D -	Form of Consulting Agreement	D-1
Exhibit E -	Form of Assignment Agreement	E-1

SCHEDULES

Schedule 1.1(a)
Schedule 3.6(a)
Schedule 6.1

Company Disclosure Schedules
Parent Disclosure Schedules

AGREEMENT AND PLAN OF MERGER
     THIS AGREEMENT AND PLAN OF MERGER, dated as of October 8, 2007 (this “Agreement”), is entered into by and among QLT Inc., a company incorporated under the laws of the Province of British Columbia (“Parent”), 3088923, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Merger Sub”), ForSight Newco II, Inc., a Delaware corporation (the “Company”) and the individuals named in Section 11.1 as the Stockholders Representatives (the “Stockholders Representatives”), solely for purposes of the provisions hereof which specifically refer to the Stockholders Representatives. Parent, Merger Sub and the Company are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”
     WHEREAS, Parent (through Merger Sub) desires to acquire all of the businesses operated by the Company by the merger of Merger Sub with and into the Company, with the Company as the surviving corporation, pursuant to which each share of Company Stock (as defined herein) issued and outstanding immediately prior to the Effective Time (as defined herein) will be converted into the right to receive that portion of the Merger Consideration (as defined herein) and Additional Payments (as defined herein) distributable in respect of each such share as more fully set forth in this Agreement (the “Merger”); and
     WHEREAS, the Board of Directors (or a duly constituted and authorized committee thereof) of each of Parent, Merger Sub and the Company has determined that the Merger, in the manner set forth in this Agreement, is advisable and in the best interests of the stockholders of such corporation and, by resolutions duly adopted, has approved and adopted this Agreement.
     NOW, THEREFORE, in consideration of the mutual promises set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
ARTICLE 1.
DEFINITIONS
     Section 1.1     Certain Definitions. For purposes of this Agreement, the term:
     (a)     “Additional Product” means any product using a [**] that delivers an active pharmaceutical ingredient other than the active pharmaceutical ingredient identified in Schedule 1.1(a) hereto.
     (b)     “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

**	Confidential Treatment Requested.

     (c)     “ANDA” means abbreviated new drug application.
     (d)     “BLA” means biologics license application.
     (e)     “Business Day” means any day other than a Saturday, Sunday or any other day that is a legal holiday in the State of California or is a day on which banking institutions in such state are required or authorized by Law or other governmental action to close.
     (f)     “CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended as of the date hereof.
     (g)     “Change of Control Bonus Agreements” means those certain Change of Control Bonus Agreements, dated September 10, 2007, by and between the Company and each of [**], which provide for the payment of [**] in the aggregate to such individuals out of the Initial Net Proceeds (as such term is defined in the Change of Control Bonus Agreement).
     (h)     “Claims” means any and all actions, losses, damages, liabilities, claims, obligations, awards, judgments, assessments, fines, sanctions, penalties, charges, costs, expenses and payments, all interest thereon, all costs and expenses of investigating any claim, lawsuit, arbitration, mediation or other proceeding and any appeal therefrom, all reasonable legal, accountants and witness fees incurred in connection therewith, whether or not such claim, lawsuit, arbitration, mediation or other proceeding is ultimately defeated and all amounts paid incident to any compromise or settlement of any such claim, lawsuit, arbitration, mediation or other proceeding.
     (i)     “Code” means the Internal Revenue Code of 1986, as amended.
     (j)     “Commercialize” includes, with respect to the licenses that may be granted as described in Section 3.5, the right to make and have made the applicable Company Product(s) and components thereof, but only to the extent such rights exist under the Company Intellectual Property.
     (k)     “Commercially Reasonable Efforts” means those efforts and resources normally devoted by a similarly situated biopharmaceutical company to its own programs and pharmaceutical products of similar potential and having similar commercial advantages and disadvantages as the Company Products, taking into account all relevant commercial, technical and medical factors such as (but not limited to): (i) the Intellectual Property landscape, including intellectual property rights of third parties, (ii) technical, scientific and clinical results and developments, (iii) the competitive landscape and maturity of the marketplace, including the dominant position of competing products (which may make it illogical or impracticable to develop or commercialize for a particular country or countries or for particular indications) and the effects of off-label sales of other formulations and products, (iv) the regulatory framework and hurdles, (v) pricing and reimbursement issues, and (vi) cost of goods.

**	Confidential Treatment Requested.

     (l)     “Company Patents” means (i) all patent applications (including utility applications filed claiming inventions disclosed in invention disclosures and provisional applications) owned or controlled by the Company filed or generated on or before the Closing Date (including all those disclosed on Section 4.20(a) of the Company Disclosure Schedule), (ii) all divisionals, continuations, continuations in part (but, with respect to such continuations in part, only to the extent it claims and is entitled to the benefit of priority to any application or disclosure described in clause (i)), continued prosecution applications or patents of addition or substitution with respect to the foregoing, (iii) all foreign equivalents of the applications described in (i) or (ii), and (iv) all patents issuing on any of the applications described in clauses (i), (ii) or (iii) anywhere in the world, together with registrations, renewals, reissues, reexaminations or extensions of any kind with respect to any of such patents.
     (m)     “Company Product” means individually and collectively the First Product and/or any Additional Product.
     (n)     “Company’s Technology” means the sustained drug delivery methods and devices, including the New Plug, designed or developed by or for the Company, ForSight and/or Foundry that utilize a device to be placed in a punctum or tear duct from which one or more pharmaceutical preparations can be topically delivered to the tear film of the eye for the treatment of an ocular condition.
     (o)     “Confidential Information” means any and all information of a Party relating to any trade secret, specifications, testing, packaging, labeling, manufacturing, development, books and records, data, process, method, compound, research project, work in process, future development, scientific, engineering, marketing, sales, business plan, financial or personnel matter relating to the disclosing Party, its present or future products, sales, suppliers, customers, employees, investors, technology or business, whether in oral, written, graphic or electronic form, as well as the terms and conditions of this Agreement, including, without limitation, those set forth in Sections 3.5 and 3.6. Confidential Information shall not include any information that the receiving Party can prove by competent evidence:
          (i)     is now, or hereafter becomes, through no act or failure to act on the part of the receiving Party, generally known or available;
          (ii)     is known by the receiving Party at the time of receiving such information, as evidenced by its written records maintained in the ordinary course of business;
          (iii)     is hereafter furnished to the receiving Party by an unaffiliated third party, as a matter of right and without restriction on disclosure;
          (iv)     is independently developed by the receiving Party, as evidenced by its written records maintained in the ordinary course of business, without knowledge of, and without the aid, application or use of, the disclosing Party’s Confidential Information; or

**	Confidential Treatment Requested.

          (v)     is the subject of a written permission to disclose provided by the disclosing Party.
     (p)     “Contracts” means any of the agreements, contracts, leases, powers of attorney, notes, loans, evidence of Indebtedness, letters of credit, settlement agreements, franchise agreements, undertakings, covenants not to compete, employment agreements, licenses, instruments, obligations, commitments, binding purchase and sales orders and other executory commitments to which either Party is a party or to which any of the assets of either Party are subject, whether oral or written, express or implied.
     (q)     “control” (including the terms “controlled by” and “under common control with”) means, with respect to the relationship of one Person to another Person, the possession by the first Person, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of the second Person, whether through the ownership of securities or as trustee or executor, by Contract or credit arrangement or otherwise.
     (r)     “cover” means: (i) with respect to any Company Patent, the manufacture, use, sale, offering for sale, importation, exportation or other exploitation of the device, process or other product or service in question would infringe a Valid Claim at the time thereof, or (ii) with respect to any other patent or patent application, the manufacture, use, sale, offering for sale, importation, exportation or other exploitation of the device, process or other product or service in question would infringe a claim of such an issued patent (or of such a patent application if such claim were issued as such as then prosecuted) at the time thereof.
     (s)     “delivered” or “made available” (or words of similar import) shall include all documents and materials made available in the Company’s data room.
     (t)     “Environmental Laws” means any Law relating to the pollution, protection, investigation or restoration of the environment, health and safety as affected by the environment or natural resources, including those relating to the Release or threatened Release of Hazardous Materials or otherwise relating to the generation, manufacture, processing, distribution, use, handling, presence, transportation, treatment, storage, disposal or discharge of Hazardous Materials or noise, odor, wetlands, pollution or contamination.
     (u)     “Environmental Permits” means any permit, approval, identification number, license and other authorization required under any applicable Environmental Law.
     (v)     “Escrow Account” means the escrow established into which the Escrow Amount shall be deposited as security for the indemnification obligations set forth in Section 10.1(a).
     (w)     “Escrow Agent” means U.S. Bank, National Association.
     (x)     “Escrow Agreement” means the form of escrow agreement substantially in the form attached hereto as Exhibit A.

     (y)     “Escrow Amount” means Four Million Two Hundred Thousand Dollars ($4,200,000), together with earnings thereon.
     (z)     “Exchange Act” means the Securities Exchange Act of 1934, as amended.
     (aa)     “FDA” means the U.S. Federal Food and Drug Administration.
     (bb)     “Filed Parent SEC Filings” means all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) filed by Parent with the SEC and publicly available prior to the date of this Agreement.
     (cc)     “First Commercial Sale” means, with respect to the First Product or the Additional Product, as applicable, the first sale of such product following applicable and required governmental marketing approval or governmental clearance for marketing thereof to an unaffiliated third party in an arms’ length transaction.
     (dd)     “First Product” means any product using the [**] to deliver the active pharmaceutical ingredient identified in Schedule 1.1(a) hereto.
     (ee)     “ForSight” means ForSight Labs, LLC, a California limited liability company.
     (ff)     “Foundry” means The Foundry, Inc., a Delaware corporation.
     (gg)     “group” is defined as in the Exchange Act, except where the context otherwise requires.
     (hh)     “Hazardous Materials” means (i) any petroleum, petroleum products, byproducts or breakdown products, radioactive materials, asbestos-containing materials or polychlorinated biphenyls or (ii) any chemical, material or other substance defined or regulated as toxic or hazardous or as a pollutant or contaminant or waste under any applicable Environmental Law.
     (ii)     “Indebtedness” means any and all indebtedness of the Company (including any accrued interest and any prepayment premiums or termination fees with respect thereto) for borrowed money, which shall include financial instruments of indenture or security interest (typically interest-bearing) such as notes, mortgages, loans and lines of credit (but not including letters of credit), capital lease obligations and deferred purchase price obligations or reimbursement obligations to lenders, less cash and cash equivalents.
     (jj)     “Intellectual Property” means collectively, all industrial and intellectual property rights anywhere in the world, including patents, patent applications, trademarks, trademark registrations and applications therefor, trade dress rights, trade names, service marks, service mark registrations and applications therefor, Internet domain names, Internet and World Wide Web URLs or addresses and registrations and applications therefor, copyrights, copyright registrations and applications therefor, trade secret rights, rights in know-how and Confidential Information and any rights in, to or under any of the foregoing.

**	Confidential Treatment Requested.

     (kk)     “Knowledge” of (i) the Company means the actual knowledge of the persons listed in respect of the Company, ForSight and Foundry in Section 1.1(kk) of the Company Disclosure Schedule, in each case after having reviewed with Company counsel the representations and warranties set forth in Article 4 hereof and after having conferred with his or her direct reports who would reasonably be expected to have knowledge of the matters set forth in such representations and warranties, and (ii) Parent means the actual knowledge of persons listed in respect of Parent in Section 1.1(kk) of the Parent Disclosure Schedule, in each case after having reviewed with Parent counsel the representations and warranties set forth in Article 5 hereof and after having conferred with his or her direct reports who would reasonably be expected to have knowledge of the matters set forth in such representations and warranties.
     (ll)     “Law” means any federal, state, local, municipal, foreign (including Canadian, federal and provincial), international, multinational or other administrative order, constitution, law, ordinance, rule, guidance, principle of common law, regulation, statute or treaty, including the federal Food Drug and Cosmetic Act and its implementing regulations.
     (mm)     “LIBOR” means the British Bankers Association LIBOR Rates for deposits in United States dollars for ninety (90) days as reported as such on Telerate Page 3750 (or any successor page) published by Bridge Information Systems, Inc. on the last day of the calendar quarter in which LIBOR is required to be determined pursuant to this Agreement, or, if such day is not a Business Day, then on the next succeeding Business Day.
     (nn)     “Losses” means all damages, awards, judgments, assessments, fines, sanctions, penalties, charges, costs, expenses, payments, all interest thereon, all costs and expenses of investigating any claim, lawsuit or arbitration and any appeal therefrom, all reasonable attorneys’, accountants’, investment bankers’ and expert witness’ fees incurred in connection therewith, whether or not such claim, lawsuit or arbitration is ultimately defeated and all amounts paid incident to any compromise or settlement of any such claim, lawsuit or arbitration (less any insurance proceeds actually received by the Company or its successor from insurance policies maintained by the Company on or prior to Closing attributable to any of the foregoing, net of any related deductible paid by a Parent Indemnified Party and not otherwise reimbursed to such party by the Closing Securityholders pursuant to Article 10); provided, however, that notwithstanding anything herein to the contrary, in no event shall “Losses” include any punitive, special, exemplary or consequential damages (other than punitive, incidental, special, exemplary or consequential damages which are paid to third parties), damages for diminution in value of the Company, damages computed on a multiple of earning or damages computed on a similar basis, such as lost profits.
     (oo)     “Major Market(s)” means the [**].

**	Confidential Treatment Requested.

     (pp)     “Material Adverse Effect”, as used with respect to the Company or Parent, as the case may be, means any change, effect, event, occurrence, state of facts or development which individually or in the aggregate with all other adverse changes, effects, events, occurrences, states of facts or developments: (i) is materially adverse to the business, financial condition, assets, liabilities (contingent or otherwise) or results of operations of such entity, in each case taken as a whole, or (ii) is or would reasonably be expected to prevent or materially impede or delay the consummation by such entity of the Merger or the other transactions contemplated by this Agreement; provided, however, none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect: any adverse change, effect, event, occurrence, state of facts or development (A)(1) in Canadian, United States or global financial or securities markets or the Canadian, United States or global economy in general, including any fluctuation, in and of itself, in the price of the common shares of Parent or the shares of Company Stock, as the case may be (it being understood that the facts or occurrences giving rise or contributing to such fluctuation may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect), (2) in the biopharmaceutical industry in general, or (3) in Laws of general applicability (or interpretations thereof by Governmental Entities), in each case to the extent that the effects thereof do not materially disproportionately impact the Company or Parent, as the case may be; (B) relating to the execution or public announcement of this Agreement and the transactions contemplated hereby, or any actions or omissions taken as required in this Agreement; (C) arising from changes in GAAP or regulatory accounting requirements; and (D) resulting from actions, recommendations or decisions of the FDA with respect to NDAs, BLAs, ANDAs or sNDAs of the Company, Parent or any of their respective actual or potential competitors.
     (qq)     “Nasdaq” means the Nasdaq Stock Market.
     (rr)     “NDA” means new drug application.
     (ss)     “Net Sales” means the gross amount invoiced by or under the authority of Parent or its Affiliate (or by any of their respective licensees and sublicensees of Company Products) for the sale of Company Products to third parties, less amounts for the following customary deductions: (i) normal trade discounts, rebates, and government-required discounts and allowances (including Medicaid rebates, institutional rebates, quantity and volume discounts, chargebacks, retroactive price adjustments, inventory management fees and other reductions, concessions and allowances that effectively reduce the selling price), (ii) credits and allowances for returns, (iii) actual costs of insurance, transportation, storage and Taxes, and (iv) import and export duties. Amounts invoiced among Parent and its Affiliates or between them and any third-party licensees or distributors for quantities of Company Products for use in clinical trials, compassionate use, promotional purposes or (except with respect to distributors) for resale shall not be included in the calculation of Net Sales; provided in the event of resale (other than to distributors), amounts invoiced by such Affiliate or third-party licensee upon such resale to third parties shall be included in Net Sales.

     (tt)     “New Plug” means any device covered by a Valid Claim of the Company Patents which is placed in a punctum or a tear duct from which one or more pharmaceutical preparations can be topically delivered to the tear film of the eye, [**]; provided, however, that “New Plug” includes any device covered by a Valid Claim of the Company Patents that is combined with the [**].
     (uu)     “Permitted Lien” means (i) Liens for Taxes, assessments or similar charges incurred in the ordinary course of business consistent with past practice that are not yet due and payable or are being contested in good faith; (ii) pledges or deposits made in the ordinary course of business consistent with past practice; (iii) Liens of mechanics, materialmen, warehousemen or other like Liens securing obligations incurred in the ordinary course of business consistent with past practice that are not yet due and payable or are being contested in good faith; (iv) Liens incurred in connection with capital leases and purchase money financings solely with respect to properties so financed; and (v) similar Liens and encumbrances which are incurred in the ordinary course of business consistent with past practice and which do not in the aggregate materially detract from the value of such assets or properties or materially impair the use thereof in the operation of such business.
     (vv)     “Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.
     (ww)     “Release” means any release, spill, emission, discharge, leaking, pumping, pouring, dumping, injection, deposit, disposal, dispersal, leaching or migration of Hazardous Materials (including without limitation, ambient air, surface water, ground water and surface or subsurface strata).
     (xx)     “SEC” means the United States Securities and Exchange Commission.
     (yy)     “Securities Act” means the Securities Act of 1933, as amended.
     (zz)     “sNDA” means supplemental new drug application.
     (aaa)     “Subsidiary” or “Subsidiaries” of any Person means, with respect to such Person, any corporation, partnership, joint venture or other legal entity of which such Person (either alone or through or together with any other subsidiary), owns, directly or indirectly, fifty percent (50%) or more of the stock or other equity interests the holders of which are generally entitled to vote for the election of the Board of Directors or other governing body of such corporation or other legal entity.
     (bbb)     “Tax” or “Taxes” means all taxes of whatever kind or nature, including those on or measured by or referred to as income, gross receipts, sales, use, ad valorem, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, value added, property or windfall profits taxes, customs, duties or other similar fees, assessments or charges of any kind whatsoever (together with any interest and any penalties, additions to tax or additional amounts with respect to the foregoing), whether disputed or not, imposed by any Governmental Entity.

**	Confidential Treatment Requested.

     (ccc)     “Tax Return” means any report, return (including information return), claim for refund, or statement relating to Taxes filed or required to be filed with any Tax authority (domestic or foreign), including any schedule or attachment thereto, and including any amendments thereof.
     (ddd)     “Treasury Regulations” means the United States Treasury regulations promulgated under the Code.
     (eee)     “Valid Claim” means a claim of an issued and unexpired patent, or a pending claim of a patent application that is being prosecuted, that has not been held un-patentable, invalid or unenforceable by a court or other government agency of competent jurisdiction or has not been admitted to be invalid or unenforceable through reissue, re-examination, disclaimer or otherwise; provided, however, that if the holding of such court or agency is later reversed by a court or agency with overriding authority, the claim shall be reinstated as a Valid Claim after the date of such reversal; and further provided that such pending claim of a patent application has not been pending for more than [**] after the date on which it was first filed.
     Section 1.2     Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

“Additional Payments”	Section 3.6
“Agreement”	Preamble
“Appraisal Shares”	Section 3.1(d)
“Assignment Agreement”	Section 8.2(c)
“Biologic”	Section 4.21(a)
“California Code”	Section 3.1(d)
“Certificate”	Section 3.1(a)(ii)
“Certificate of Merger”	Section 2.2
“Claim Notice”	Section 10.3(d)(i)
“Closing”	Section 2.2
“Closing Date”	Section 2.2
“Closing Date Financial Statements”	Section 7.10
“Closing Securityholder Fraud”	Section 10.1(a)
“Closing Securityholders”	Section 3.2
“Company”	Preamble
“Company Benefit Plan”	Section 4.15
“Company Bylaws”	Section 4.1
“Company Certificate of Incorporation”	Section 4.1
“Company Common Stock”	Section 3.1(a)(i)
“Company Disclosure Schedule”	Article 4

**	Confidential Treatment Requested.

“Company Fraud”	Section 10.1(a)
“Company Indemnified Parties”	Section 10.1(b)
“Company Intellectual Property”	Section 4.20(a)
“Company Material Contract”	Section 4.13(a)
“Company Preferred Stock”	Section 3.1(a)(i)
“Company Stock”	Section 3.1(a)(i)
“Company Survival Date”	Section 10.6
“Competitive Device”	Section 3.6(c)(iii)
“Conforming First Product”	Section 3.6(a)(ii)
“Consulting Agreement”	Section 7.5
“Continuing Employee”	Section 7.8
“D&O Policy”	Section 7.9(a)
“DGCL”	Section 2.1
“Dispute”	Section 12.9(a)
“Drug”	Section 4.21(a)
“Effective Time”	Section 2.2
“Excluded Shares”	Section 3.1(a)(i)
“FDCA”	Section 4.14
“Financial Statements”	Section 4.7
“GAAP”	Section 4.7
“Governmental Entity”	Section 4.5(b)
“Indemnified Party”	Section 10.3(a)
“Indemnifying Party”	Section 10.3(a)
“Independent Experts”	Section 12.9(b)
“Investors”	Section 8.2(m)
“Legal Expenses”	Section 3.6(e)
“License Payments”	Section 3.6(d)
“Liens”	Section 4.17(f)
“Medical Device”	Section 4.21(a)
“Merger”	Recitals
“Merger Consideration”	Section 3.1(a)(i)
“Merger Sub”	Preamble
“Minimum Coverage Patent”	Section 3.5(d)
“Notice Period”	Section 10.3(d)(ii)
“Outside Date”	Section 9.1(b)
“Parent”	Preamble
“Parent Disclosure Schedule”	Article 5
“Parent Indemnified Parties”	Section 10.1(a)
“Parent Survival Date”	Section 10.7
“Party” or “Parties”	Preamble
“Permits”	Section 4.14
“Prior Directors and Officers”	Section 7.9(a)
“Real Properties”	Section 4.19(c)
“Related IP”	Section 3.5(b)
“Representative Reimbursement Amount”	Section 11.3(a)
“Representatives”	Section 7.1(a)

“Requested Additional Product”	Section 3.5(b)
“Restraints”	Section 8.1(b)
“Special Representations”	Section 10.6
“Stockholders List”	Section 4.3(e)
“Stockholders Representatives”	Preamble
“Surviving Corporation”	Section 2.1
“Tax Liabilities”	Section 10.1(a)
“Technology Agreement”	Section 8.2(l)
“Total Outstanding Shares”	Section 3.1(a)(i)
[**]
ARTICLE 2.
THE MERGER
     Section 2.1     The Merger. Upon the terms and subject to satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the “DGCL”), at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation immediately following the Merger (the “Surviving Corporation”).
     Section 2.2     Closing. The closing of the Merger (the “Closing”) shall take place on October 15, 2007, unless this Agreement has been theretofore terminated pursuant to its terms or unless another time or date is agreed to in writing by the Parties (the actual date of the Closing being referred to herein as the “Closing Date”). The Closing shall be held at the offices of Morrison & Foerster LLP, 425 Market Street, San Francisco, California 94105, unless another place is agreed to in writing by the Parties. As soon as practicable after the Closing, the Parties shall cause the Merger to be consummated by filing a certificate of merger relating to the Merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, the DGCL (the date and time of such filing, or if another date and time is specified in such filing, such specified date and time, being the “Effective Time”).
     Section 2.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

**	Confidential Treatment Requested.

     Section 2.4     Certificate of Incorporation; Bylaws.
     (a)     Certificate of Incorporation. At the Effective Time, the Certificate of Incorporation of the Company shall be amended and restated in its entirety to read as set forth in Exhibit B; and
     (b)     Bylaws. At the Effective Time, the Bylaws of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated in its entirety to read as set forth in Exhibit C.
     Section 2.5 Directors and Officers of the Surviving Corporation. The officers and directors of Merger Sub immediately prior to the Effective Time shall become the officers and directors of the Surviving Corporation. From and after the Effective Time, the Merger will have all the effects set forth in Section 251 of the DGCL.
ARTICLE 3.
CONVERSION OF SECURITIES; ESCROW; EXCHANGE OF CERTIFICATES
     Section 3.1     Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of the Company or the holders of any of the following securities:
     (a)     Conversion Generally.
          (i)     Each share of common stock, par value $0.001 per share, of the Company (“Company Common Stock”) and each share of preferred stock, $0.001 per share, of the Company (“Company Preferred Stock” and collectively with the Company Common Stock, the “Company Stock”) issued and outstanding immediately prior to the Effective Time (other than any shares of Company Stock to be canceled pursuant to Section 3.1(b) and Appraisal Shares referred to in Section 3.1(d) (“Excluded Shares”)), shall be converted into the right to receive (A) that amount equal to the quotient obtained by dividing (x) (i) Forty-Two Million Dollars ($42,000,000), minus (ii) the Escrow Amount, minus (iii) all amounts payable pursuant to the Change of Control Bonus Agreements out of the Initial Net Proceeds (as such term is defined in the Change of Control Bonus Agreements), by (y) the Total Outstanding Shares (and in the aggregate, the “Merger Consideration”) and (B) a portion of each Additional Payment as is provided for in Section 3.6 equal to the quotient obtained by dividing (x) (i) the amount of such Additional Payment minus (ii) all amounts payable pursuant to the Change of Control Bonus Agreements out of the Additional Net Proceeds (as such term is defined in the Change of Control Bonus Agreements), minus (iii) any amount deducted or setoff from such payment pursuant to Section 3.6 or Article 10 of this Agreement, by (y) the Total Outstanding Shares. “Total Outstanding Shares” shall mean the aggregate number of shares of Company Common Stock and Company Preferred Stock outstanding immediately prior to the Effective Time.
          (ii)     All such shares of Company Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate (a “Certificate”) previously representing any such shares shall thereafter represent only the right to receive the Merger Consideration payable in respect of such shares of Company Stock and the right to receive each Additional Payment, if any, required to be made pursuant to Section 3.6 in respect of such shares of Company Stock.

     (b)     Cancellation of Shares. Each share of Company Stock, if any, either (i) owned by Parent or any of its Subsidiaries or (ii) held in the Company treasury immediately prior to the Effective Time shall be canceled and retired and shall cease to exist and no Merger Consideration or other consideration shall be delivered in exchange therefor.
     (c)     Merger Sub. Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and be exchanged for one newly and validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.
     (d)     Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Stock outstanding immediately prior to the Effective Time and held by a Company stockholder who has not voted in favor of the Merger or consented thereto in writing and who has properly demanded appraisal for such shares in accordance with the Corporations Code of the State of California (the “California Code”) or the DGCL (the “Appraisal Shares”), shall not be converted into a right to receive the Merger Consideration as provided in Section 3.1(a)(i), until such time as such stockholder fails to perfect or withdraws or otherwise loses such stockholder’s right to appraisal. If after the Effective Time such stockholder fails to perfect or withdraws or loses such stockholder’s right to appraisal, such shares of Company Stock shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration as provided in Section 3.1(a)(i). The Company shall give Parent prompt notice of any demands received by the Company pursuant to the DGCL or the California Code for appraisal of shares of Company Stock, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not settle, make any payments with respect to, or offer to settle, any claim with respect to Appraisal Shares without the written consent of Parent or as required by applicable Law.
     Section 3.2     Escrow. At the Closing, Parent shall cause Merger Sub to deposit with the Escrow Agent the Escrow Amount. Subject to the terms and conditions set forth in this Agreement and in the Escrow Agreement, at the times set forth in the Escrow Agreement, Parent and the Stockholders Representatives shall direct the Escrow Agent to release the applicable portion of the Escrow Amount (except for amounts subject to an existing claim for indemnification pursuant to Section 10.1(a)) to the holders of record of Certificates which immediately prior to the Effective Time represented outstanding shares of Company Stock (other than holders of Excluded Shares) (the “Closing Securityholders”) pro rata, such that each installment of the Escrow Amount released as set forth in the Escrow Agreement is paid to each Closing Securityholder in the same proportion as the number of shares of Company Stock held by such Closing Securityholder immediately prior to the Effective Time bears to the Total Outstanding Shares.

     Section 3.3     Exchange of Certificates.
     (a)     Exchange Procedures. Merger Sub shall deliver to the Stockholders Representatives (or a payment agent designated by the Stockholders Representatives for delivery to the Closing Securityholders) the Merger Consideration contemplated to be paid for shares of Company Stock upon surrender of Certificates for cancellation to Merger Sub and such other documents as may be reasonably required by Merger Sub or Parent (including, without limitation, a Form W-9). Upon such surrender and in exchange therefore, Merger Sub shall deliver to the Stockholders Representatives (or the payment agent designated by the Stockholders Representatives, if any) and the holders of such Certificates, shall be entitled to receive from the Stockholders Representatives (or the payment agent designated by the Stockholders Representatives, if any), the Merger Consideration and any Additional Payment payable in respect of the shares represented by such Certificates, and the Certificates so surrendered shall forthwith be canceled. In the event of a transfer of ownership of shares of Company Stock which is not registered in the transfer records of the Company, the Merger Consideration and any Additional Payment payable in respect of such shares of Company Stock may be paid to a transferee if the Certificate representing such shares of Company Stock is presented to Parent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid. Until surrendered as contemplated by this Section 3.3, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration and any Additional Payment payable in respect of the shares of Company Stock represented by such Certificate.
     (b)     Further Rights in Company Stock. The Merger Consideration, together with the Additional Payments, if any, payable pursuant to Section 3.6, shall constitute the full consideration to be paid or to become payable to the Closing Securityholders in accordance with the terms hereof and from and after the Effective Time, the Closing Securityholders shall have no other rights as stockholders of the Company, except as otherwise provided herein or by Law.
     (c)     Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, Parent shall pay in exchange for such lost, stolen or destroyed Certificate the Merger Consideration or any Additional Payment payable in respect of the shares of Company Stock represented by such Certificate, without any interest thereon.
     (d)     Withholding. Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Stock such amounts as Parent is required to deduct and withhold under the Code, or any Tax Law, with respect to the making of such payment. To the extent that amounts are so withheld by Parent, Parent shall provide the applicable holder of Company Stock with notice of the reason for withholding such amounts and such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Stock in respect of whom such deduction and withholding was made by Parent.

     Section 3.4     Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Company Stock theretofore outstanding on the records of the Company. On or after the Effective Time, any Certificates presented for any reason to Parent shall be converted into the Merger Consideration or Additional Payment payable in respect of the shares of Company Stock represented by such Certificates, without any interest thereon.
     Section 3.5     Development Obligations.
     (a)     Product Development and Commercialization. Surviving Corporation shall use Commercially Reasonable Efforts to develop (which development includes performance of applicable pre-clinical and clinical studies and obtaining applicable clearances or approvals) and thereafter, subject to receipt of applicable and required approvals and clearances, use Commercially Reasonable Efforts to commercialize in each of the Major Markets the Conforming First Product (if and to the extent the data, technical development and other factors listed in the definition of “Commercially Reasonable Efforts” support pursuing a First Product that meets the criteria for a Conforming First Product) and [**] Additional Products, which commitment (i) shall be binding upon any successor to Surviving Corporation or, as and if applicable, any licensee or sublicensee of such Conforming First Product and/or Additional Products, and (ii) may be fully satisfied by the efforts of one or more of the Surviving Corporation and/or any of its Affiliates, licensees or sublicensees. The foregoing obligation with respect to [**] Additional Products shall be limited to [**]. Furthermore, the foregoing obligations with respect to each of the Conforming First Product and the [**] Additional Products shall terminate as to each such Company Product upon the failure (if any) to meet the [**] after commencement of [**] for such Company Product; Surviving Corporation shall have no obligation to replace any such failed Company Product with another Company Product for development or commercialization. Notwithstanding anything else in this Agreement, but subject to the Commercially Reasonable Efforts obligations set forth in this Section 3.5, Surviving Corporation shall be solely responsible for, and shall have full discretion with respect to, the manner in which the New Plug, the First Product, Additional Products and the Company’s Technology are developed and commercialized. For the avoidance of doubt, although the obligations to use Commercially Reasonable Efforts to commercialize applicable Company Products in this Section 3.5 (including Section 3.5(b)) applies to all Major Markets, pricing, regulatory or other factors described in the definition of “Commercially Reasonable Efforts” in a given jurisdiction may cause commercialization in such jurisdiction to not be commercially reasonable (i.e., not be required by the Commercially Reasonable Efforts standard) with respect to a given Company Product. For clarity and without limiting Section 3.6(a) or (b), if, after exercising Commercially Reasonable Efforts to do so (itself or through one or more Affiliates, licensees or sublicensees), Surviving Corporation determines that the data, technical development and other factors listed in the definition of “Commercially Reasonable Efforts” no longer support pursuing a New Plug which is capable of being [**] for approximately [**] of patients, then Surviving Corporation shall be deemed to have met the requirements of this Section 3.5(a) and Section 3.5(b) below (notwithstanding anything in such Sections to the

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contrary) with respect to all Company Products and Surviving Corporation, Parent and any of their Affiliates shall be thereupon fully and completely released from any of their obligations under this Section 3.5(a) and Section 3.5(b) below and such obligations shall thereupon terminate and be of no further force or effect. For further clarity, any Dispute regarding this Section 3.5(a) shall be subject to the provisions of Sections 3.5(e) and 12.9.
     (b)     Development of Requested Additional Product. During the period of time beginning on [**] and continuing until [**], ForSight shall have the right to propose, by providing written notice to the Surviving Corporation, that the Surviving Corporation (or its successor or delegate as the Surviving Corporation may elect, including, any of Surviving Corporation’s Affiliates, licensees, and/or sublicensees, as and if applicable) initiate Commercially Reasonable Efforts to develop and, if development is successful, Commercially Reasonable Efforts to commercialize in each of the Major Markets [**] Additional Product meeting the following criteria below (such Additional Product that is the subject of such notice and that meets such criteria being a “Requested Additional Product”):
          (i)     such Requested Additional Product contains an [**] that is, at the time the notice is given, [**];
          (ii)     ForSight has, and demonstrates, a reasonable basis to believe that it would be commercially reasonable to develop such Requested Additional Product to treat [**], taking into account the [**]; and
          (iii)     such Requested Additional Product is [**] for which the Surviving Corporation or its Affiliates (or applicable licensees or sublicensees) is then [**] as of the date of such notice from ForSight.
If the Surviving Corporation (and/or its Affiliates or an applicable licensee or sublicensee) fails to initiate Commercially Reasonable Efforts to develop, with the goal — if development is successful — to commercialize in each of the Major Markets, the Requested Additional Product or [**] designated by the Surviving Corporation or Parent within [**] of ForSight’s proper notice therefor, then the Surviving Corporation shall use good faith efforts to [**].
     (c)     [Intentionally omitted.]
     (d)     Patent Matters. Except as otherwise expressly provided herein, Surviving Corporation (itself or through a designee) shall have the right to conduct and be responsible for the preparation, filing, prosecution, maintenance and enforcement of the Company Patents and shall use Commercially Reasonable Efforts to obtain coverage under [**] under [**] in each such Major Market covering the Company Products (such Company Patent, the “Minimum Coverage Patent”). For clarity, the requirement for a Minimum Coverage Patent shall only exist where [**].

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     (e)     Limitation on Remedies. In the event that Surviving Corporation or Parent is found to be in breach of its obligations under Section 3.5 with respect to Company Products, the Company’s Technology or the Company Patents, neither the Surviving Corporation nor Parent shall be liable for damages of any kind or nature, any obligation to make payments or a mandatory reversion of rights (with respect to the Company Patents or any other technology or Intellectual Property of the Company or the Surviving Corporation). Notwithstanding anything to the contrary in this Agreement, the sole and exclusive liability of the Surviving Corporation and Parent, and the sole and exclusive remedy for any individual or entity entitled to enforce this Agreement against the Surviving Corporation or Parent, with respect to such obligations (including with respect to a breach of Section 3.5 (except this Section 3.5(e) for which the remedy of specific performance shall be available but for which no claim for damages or payments shall be available) or otherwise with respect to the development and/or commercialization of the Company’s Technology and the Company Products or any failure to adequately do so) shall be as follows:
          (i)     In the event that Surviving Corporation or Parent is found pursuant to the procedure set forth in Section 12.9 to have materially breached its obligation to exercise Commercially Reasonable Efforts as required under Section 3.5(d) with respect to the Minimum Coverage Patent, then Surviving Corporation or Parent shall continue to pursue the prosecution or maintenance of the Minimum Coverage Patent as required to comply with such finding at the sole cost of Surviving Corporation and Parent with respect to such Minimum Coverage Patent; or
          (ii)     In the event that Surviving Corporation or Parent is found pursuant to the procedure set forth in Section 12.9 to have materially breached its obligation to exercise Commercially Reasonable Efforts with respect to a Company Product or the Company’s Technology, then within [**] of the date such breach is found (either by express written acknowledgement of Surviving Corporation and Parent specifically referencing this Section 3.5(e)(ii) or pursuant to the procedure set forth in Section 12.9), at Surviving Corporation’s option in its sole discretion, Surviving Corporation shall either (A) follow the direction of the Independent Experts or, if the Dispute proceeds to arbitration, the arbitrator as provided for in Section 12.9 herein with respect to the matter in Dispute (it being understood that the measures intended to correct such breach in accordance with the findings and directions made pursuant to Section 12.9 must be initiated, to the extent reasonably practicable, but need not necessarily be completed, within such [**], but in any event must be actively pursued until circumstances are such that it is no longer commercially reasonable (i.e., not required by the Commercially Reasonable Efforts standard) to do so, as determined pursuant to the procedure set forth in Section 12.9 if necessary), (B) use Commercially Reasonable Efforts to promptly [**]. For clarity, in the event that Surviving Corporation or Parent elects either of (A) or (B) above with respect to a particular Company Product and thereafter materially breaches (or in the case of (B) such licensee materially breaches) its obligation to exercise Commercially Reasonable Efforts with respect to such Company Product, then the

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foregoing procedures and remedies described in this Section 3.5(e)(ii) shall thereupon apply in the same manner as before. For clarity and without limiting or expanding the provisions of Section 3.5(f), if the arbitrator finds pursuant to the procedure set forth in Section 12.9 that, despite the Surviving Corporation’s Commercially Reasonable Efforts to do so, the development or commercialization of any Company Product (or all Company Products) is technically or commercially impracticable (or that no further development or commercialization would otherwise be warranted under the Commercially Reasonable Efforts standard), then Surviving Corporation shall be permanently released from its obligations under Sections 3.5(a) and 3.5(b) above with respect to such Company Product (or all Company Products as the case may be) and the obligations of Parent, Surviving Corporation and any of their Affiliates under Sections 3.5(a) and 3.5(b) shall immediately terminate and be of no further force or effect with respect to such Company Product (or all Company Products as the case may be).
     (f)     Right to Terminate Program. In addition to its other rights under this Agreement, the Surviving Corporation shall have the right, but not the obligation, in its sole discretion to terminate all development and commercialization programs for First Products and Additional Products (including Requested Additional Products), even where Commercially Reasonable Efforts would otherwise be required, at any time beginning after the Closing Date in its sole discretion upon thirty (30) days prior written notice to ForSight by [**]. In the alternative, if the Surviving Corporation exercises its right pursuant to this Section 3.5(f) to terminate all development and commercialization programs for the First Products and the Additional Products, then Parent shall have the option, exercisable in its sole and absolute discretion, to [**]. At the end of such thirty (30) day period following such termination notice from Surviving Corporation, all obligations of Surviving Corporation and Parent under Articles 2 though 8 (including all development and payment obligations under Sections 3.5 and 3.6), shall terminate (except for the obligation to [**]).
     (g)     [**].
     (h)     Reports. In connection with Surviving Corporation’s obligations under Section 3.5(a), Surviving Corporation shall provide to the Stockholders Representatives within [**] of the Closing Date, [**] and on [**] of each year thereafter, a report of the development activities with respect to the First Product and each Additional Product that Surviving Corporation or Parent (or third parties acting under their authority) have taken since the last such report. The foregoing, reporting obligation shall continue on a Company Product-by-Company Product basis until the earlier of [**]. Similarly, in connection with Surviving Corporation’s obligations under Section 3.5(d), Surviving Corporation shall provide to Stockholders Representatives an update of the activities taken with respect to, and status of, each Company Patent at the same time as the development reports are provided above. The foregoing reporting obligation with respect to Company Patents shall continue until the earlier of when Parent has made all of the Additional Payments required under Section 3.6 or the reporting obligations under this Section 3.5(h) terminate overall as provided below. In the event Surviving Corporation fails to provide any of the foregoing reports when due, the sole and exclusive

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liability of the Surviving Corporation and Parent, and the sole and exclusive remedy for any individual or entity entitled to enforce this Agreement against the Surviving Corporation or Parent, with respect to such obligations, shall be for Surviving Corporation or Parent to provide the required reports within [**] of written notice from Stockholders Representatives describing any such failure (except for the remedy of specific performance, which shall be available but no claim for damages or payments shall be available). All reports provided under this Section 3.5(h) shall be deemed to be the Confidential Information of Surviving Corporation and the Stockholders Representatives shall not have the right to provide copies of (or the contents of) such reports to the Closing Securityholders; provided, however, that, if requested by the Stockholders Representatives, Surviving Corporation or Parent will prepare a summary version of such reports (stripping out sensitive, competitive and material non-public information, as determined by Surviving Corporation or Parent in its reasonable discretion) for distribution to such Closing Securityholders subject to the Closing Securityholders being bound to standard and customary confidentiality provisions preventing such Closing Securityholders from any use or further disclosure thereof. The Surviving Corporation and Parent acknowledge that the purpose of the reports under this Section 3.5(h) is to allow the Stockholders Representatives to reasonably understand Surviving Corporation’s performance of its obligations under Sections 3.5(a) and 3.5(d) and will be appropriately detailed to allow such understanding (but in any event may exclude highly sensitive or highly competitive information of Surviving Corporation or Parent, as determined by Surviving Corporation or Parent in its reasonable discretion). All obligations of Surviving Corporation and Parent to provide information and reports under this Section 3.5(h) shall immediately terminate upon the earlier to occur of: (i) [**] from and after the Closing Date, or (ii) the date on which the obligations of Surviving Corporation to use Commercially Reasonable Efforts under Section 3.5(a) terminates.
     Section 3.6     Additional Payments. Parent shall pay, or shall cause its Affiliates to pay on behalf of the Surviving Corporation, to the Stockholders Representatives for distribution to the Closing Securityholders the following additional payments under the terms and conditions specified in this Section 3.6 (such payments to be made by or for Parent under this Section 3.6 being individually an “Additional Payment” and collectively, the “Additional Payments”), payable as set forth in Section 3.6(f). No Additional Payments shall be due or payable with respect to any New Plugs sold or otherwise exploited [**].
     (a)     Milestone Merger Consideration. Parent shall pay, or shall cause its Affiliates to pay on behalf of the Surviving Corporation, to the Stockholders Representatives the following milestone payments within thirty (30) days after the occurrence of each of the following events (whether achieved by the Surviving Corporation or its Affiliate, or one of their licensees or sublicensees to the applicable Company Product):
          (i)     $5,000,000 upon the initiation (i.e., first dosing/implantation of the first patient) of a Phase III pivotal clinical trial for a First Product; and

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          (ii)     $20,000,000 upon the First Commercial Sale in the United States of a First Product (A) that has achieved [**]; and
          (iii)     $20,000,000 upon the First Commercial Sale in the United States of the first Additional Product, and $15,000,000 upon the First Commercial Sale in the United States of each subsequent Additional Product, in all such cases, solely where [**].
The milestone payments in (i) and (ii) above shall be payable a maximum of only one time, regardless of how many additional times it may be achieved. The milestone payment in (iii) shall be payable a maximum of only one time with respect to each Additional Product, regardless of how many additional times it may be achieved for a particular Additional Product. For purposes of the milestone payments in (iii) above a given Additional Product will be deemed distinct from any other Additional Product for which such milestone has already been paid only if such new Additional Product contains [**]. Absent such distinction, no milestone shall be payable upon the First Commercial Sale of such new Additional Product.
     (b)     Contingent Merger Consideration. Parent shall pay, or shall cause its Affiliates to pay on behalf of the Surviving Corporation, to the Stockholders Representatives the following contingent payments, on a country-by-country and product-by-product basis, and on a calendar quarterly basis, within sixty (60) days after the end of each applicable calendar quarter, beginning with the First Commercial Sale of the applicable Company Product, until the maximum amount specified below is reached:
          (i)     [**] of Net Sales of the First Product the manufacture, use or sale of which would infringe, absent a license, a Valid Claim of the Company Patents in the country where (and at the time when) such First Product is sold commercially to a third-party customer (explicitly excluding sales in a country to an Affiliate who will resell elsewhere and sales for use in clinical trials), until an aggregate total of [**] (subject to adjustment as provided in Section 3.6(e)) in such payments (excluding, for the avoidance of doubt, payments made pursuant to Sections 3.6(a)(i) and 3.6(a)(ii)) and any and all License Payments made with respect to any First Products (calculated by combining all such amounts) are paid hereunder (at which point no further royalties under this clause (i) are due or payable); and
          (ii)     [**] of Net Sales of each Additional Product the manufacture, use or sale of which would infringe, absent a license, a Valid Claim of the Company Patents in the country where (and at the time when) such Additional Product is sold commercially to a third-party customer (explicitly excluding sales in a country to an Affiliate who will resell elsewhere and sales for use in clinical trials), until an aggregate total of [**] for the first such Additional Product and [**] for each subsequent Additional Product (in all such cases, subject to adjustment as provided in Section 3.6(e)) in such payments (excluding, for the avoidance of doubt, payments made pursuant to Section 3.6(a)(iii)) for each Additional Product and any and all License Payments made with respect to such Additional Product (calculated by combining all such amounts for each such Additional Product) are paid hereunder (at which point no further payments under this clause (ii) are due or payable with respect to such Additional Product). The foregoing shall be calculated using the same principles as described at the end of Section 3.6(a) above for purposes of determining whether or not [**].

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     (c)     Contingent Payment Reductions; Limitations.
          (i)     In the event Parent or its Affiliates, or their applicable licensees or sublicensees, is/are required to [**] for which amounts are due and unpaid pursuant to Section 3.6(b) above, then the rate to be applied in Section 3.6(b) above with respect to Net Sales of such Company Product for purposes of such payments shall be [**] by Parent (or its Affiliates, or their applicable licensees or sublicensees) [**] (unless and to the extent such [**]); provided, however, that in no event shall such [**].
          (ii)     In the event that any Additional Product for which payments are due and unpaid under Section 3.6(b)(ii) above [**] at the time the applicable payments are due and unpaid under Section 3.6(b)(ii) above, the payment rate to be applied under Section 3.6(b)(ii) above with respect to Net Sales of such Additional Product for purposes of such payments (after taking into account any [**] in Section 3.6(c)(i) above) shall be [**].
          (iii)     In addition, for so long as an [**] is commercially selling in any country a device that is [**] (a “Competitive Device”), then the payment rate to be applied in Section 3.6(b)(ii) above with respect to Net Sales of any such Additional Product in such country (after taking into account any [**] in Sections 3.6(c)(i) and 3.6(c)(ii) above) for purposes of amounts due and unpaid pursuant to Section 3.6(b)(ii) above, shall be [**] for such Additional Products in such country. In the event that Parent, in its discretion, obtains an [**].
          (iv)     Notwithstanding the foregoing, in no event shall the rates then due and unpaid pursuant to Section 3.6(b)(ii) be [**] of Net Sales of the applicable Additional Product on account of the application of [**] described in Section 3.6(c)(i)—(iii) above. No [**] as provided above shall serve to [**] (after which no such amounts are owed) specified in Section 3.6(b).
          (v)     No multiple payments under Section 3.6(b) on the same Net Sales shall be payable hereunder, regardless of whether the relevant Company Products are covered by more than one Valid Claim within the Company Patents or otherwise.
          (vi)     With respect to the contingent payments under Section 3.6(b), if the only Valid Claims of the Company Patents in the applicable countries covering the applicable Company Product at the time such payments accrue are [**] and with respect to the License Payments under Section 3.6(d), if the only Valid Claims of the Company Patents included in the license in consideration for which such License Payments are received are [**], then [**] of such contingent payments or License Payments (as applicable, and in each case as they would otherwise become due) shall be paid by Parent into an interest-bearing escrow account with the Escrow Agent (rather than to the Stockholders Representatives) until such time as: (A) with

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respect to contingent payments, [**] and (B) with respect to License Payments until a [**]. Upon [**], the applicable escrowed amount and interest thereon shall be paid over to the Stockholders Representatives. If no [**], the applicable escrowed amount and interest thereon shall be released from the escrow account and paid to Parent or Surviving Corporation at such time.
     (d)     License Payments Received from Third Parties. In addition to the amounts payable under Sections 3.6(a) and 3.6(b) above, Parent shall pay, or shall cause its Affiliates to pay on behalf of the Surviving Corporation, to the Stockholders Representatives license payments (“License Payments”) equal to [**] Net Recoveries and amounts received by Parent or an Affiliate of Parent from an unaffiliated third party as consideration for a license (including any [**]) granted to such third party under the Company Intellectual Property for a [**], but excluding:
          (i)     [**];
          (ii)     [**] by Parent or such Affiliate of Parent, to the extent that such payments or reimbursements [**];
          (iii)     [**];
          (iv)     payments made to Parent or an Affiliate of Parent to the extent that such payments [**];
          (v)     amounts received expressly as [**] related to such license;
          (vi)     [**]; and
          (vii)     amounts received in consideration for something other than [**]. For greater certainty, such exclusion from the obligations to make License Payments includes, without limitation, consideration for [**].
For the avoidance of doubt, (I) License Payments shall not include amounts received by a [**] of Parent or its Affiliate [**], but shall include amount received by Parent or its Affiliates in consideration of such amounts analogous to license revenues (applied mutatis mutandis to such licensee) and (II) notwithstanding anything above, in no event shall Merger Consideration or Additional Payments be deemed to be expenses of Parent or its Affiliates for purposes of the foregoing. Parent shall pay License Payment amounts within sixty (60) days of receipt of the revenue upon which such License Payments are based.
In the event consideration comprising an amount giving rise to License Payments is received in the form of [**].
Without limiting or expanding the other provisions of this Agreement, Parent or its Affiliate shall provide, promptly following the execution of an agreement pursuant to which Parent or any Affiliate of Parent grants any unaffiliated third party a license under any Company Intellectual Property for which any License Payments are due hereunder, to the Stockholders Representatives a copy of such agreement (which may be redacted with respect to portions of such agreement that do not relate to the amount of License Payments owed).

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For purposes of the foregoing, “Net Recoveries” means all [**]; provided, however, that Net Recoveries in respect of a [**].
     (e)     Legal Expense Deductions. In the event of any third party claims, suits, actions or proceedings involving or arising out of the Company Patents and any other Company Intellectual Property (including Intellectual Property comprising trade secrets and know how of Company), including those involving or arising out of any agreements relating thereto, but excluding claims, suits, actions or proceedings to the extent involving or arising out of improvements or developments [**] (except, for the avoidance of doubt, those [**]), Parent shall be entitled to deduct from any [**] (as fully creditable toward such payments) the amount of reasonable legal costs and expenses, including attorneys fees, court costs, fees of experts and consultants, other out-of-pocket litigation costs, damages, judgments and settlements (collectively, “Legal Expenses”), but excluding any amounts constituting [**] incurred by Parent or an Affiliate of Parent in connection with any such claims, suits, actions or proceedings as follows:
          (i)     The first [**] in Legal Expenses shall be fully deductible from (and creditable against) up to [**] due and unpaid hereunder as of the date of the earliest claim, demand or other event leading to such Legal Expenses; and
          (ii)     [**] of any Legal Expenses in excess of [**] shall be deductible from (and creditable against) [**] due and unpaid hereunder as of the date of the earliest claim, demand or other event leading to such Legal Expenses; provided that in either case (i) or (ii) no such [**] shall be reduced by more than [**].
In the event that any deductible Legal Expenses incurred in a given quarter are not able to be deducted from [**] due and unpaid with respect to such quarter (for example, due to [**] or because insufficient [**] are due for such quarter (but not including the [**]), interest shall accrue thereon at the rate of [**], beginning on the last day of the calendar quarter during which such deduction was to have been made, until such Legal Expenses can be deducted from [**] in a future quarter in accordance with this Section 3.6(e). In the event that Legal Expenses are not deducted during the calendar quarter immediately following the calendar quarter during which the such amounts were to have been made, then the [**] rate shall be

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determined based on the average [**] rate in effect on the last day of each calendar quarter during which such Legal Expenses remain outstanding or, if such day is not a Business Day, then on the next succeeding Business Day. For the avoidance of doubt, any Legal Expenses deducted from [**] above shall also be credited toward (and effectively reduce) the payment caps in Section 3.6(b) above. The foregoing deductions (and credits) shall be in addition to any other deductions or reductions on payments provided for hereunder and shall apply notwithstanding any limitations or restrictions contained herein with respect to deductions or reductions on payments owed hereunder. Parent or one of its Affiliates shall keep the Stockholders Representatives reasonably informed with respect to any such claim, suit, action or proceeding giving rise to a deduction for Legal Expenses under this Section 3.6(e).
     (f)     Payment Terms. Parent shall pay, or shall cause its Affiliates to pay on behalf of the Surviving Corporation, to the Stockholders Representatives or a payment agent designated by the Stockholders Representatives in writing the amounts required under this Section 3.6 in accordance with the applicable payment terms and due dates expressly provided for herein in United States dollars (immediately available funds) to the bank account specified by the Stockholders Representatives therefor in writing. All payments hereunder shall be accompanied by a written statement identifying the applicable payment and describing how such payment was calculated in sufficient detail to allow the Stockholders Representatives to verify such calculation and payment. Payment of the required amounts to the Stockholders Representatives or a payment agent designated by the Stockholders Representatives in writing shall fully satisfy Parent’s obligations hereunder and neither Parent nor Company shall be liable to any Closing Securityholders for failure of such Closing Securityholder to receive their allocable amounts of such payments or otherwise in respect of such payments.
     (g)     Taxes. All Taxes levied on account of the payments made by or for Parent under this Section 3.6 shall be paid by the Stockholders Representatives and the Closing Securityholders, as applicable, for its and their own account, including Taxes levied thereon as income to such individuals and entities. If deduction or withholding from any payments under this Section 3.6 provision is required under applicable laws, such required amount shall be deducted from the payment made hereunder and a receipt of payment of such amount as tax shall be delivered to the Stockholders Representatives.
     (h)     Foreign Currency; Prohibited Payments. For purposes of determining the amount of payments under Section 3.6(b) above or License Payments due, the amount of Net Sales (or revenues from licenses if applicable) in any foreign currency shall be computed by converting such amount into United States dollars at the prevailing commercial rate of exchange for purchasing United States dollars with such foreign currency as published in The Wall Street Journal (Eastern edition) for the close of the last Business Day of the calendar quarter for which the relevant payment is to be made by Parent. Notwithstanding any other provision of this Agreement, if Parent (or its applicable Affiliate, licensee or sublicense) is prevented from converting any Net Sales amounts (or revenues from licenses if applicable) into United States dollars or otherwise prevented from making any payments under this Section 3.6 by virtue of the applicable laws of the country from which the Net Sales (or revenues from licenses if applicable) are earned or from which the payment is to be made, then such payment may be paid by depositing funds in the currency in which it accrued in a bank in the country whose currency is involved in an account designated by the Stockholders Representatives for such purposes.

**	Confidential Treatment Requested.

     (i)     Records; Inspections. Parent and its Affiliates shall at all times keep [**] of historical records of all Net Sales and revenues underlying License Payments received by Parent or its Affiliates in sufficient detail to allow amounts owed under this Section 3.6 to be calculated. The Stockholders Representatives shall have the right, exercisable no more than once per calendar year, to appoint at its expense (provided that if the inspection and audit shows an underpayment of amounts payable hereunder of more than [**] of the amount due for the applicable period, then Parent shall promptly reimburse Stockholders Representatives for all out-of-pocket costs incurred by Stockholders Representatives to have the accountant conduct such inspection) an independent certified public accountant reasonably acceptable to Parent to inspect such records to verify the accuracy of all amounts due under Sections 3.6(b) and 3.6(d) above. Parent shall make its records available for inspection by such independent certified public accountant during regular business hours at such place or places where such records are customarily kept, upon at least thirty (30) days prior written notice from the Stockholders Representatives. If such accounting firm concludes that such amounts were underpaid for such time period, Parent shall pay the amount of any such underpayments within thirty (30) days of the date the Stockholders Representatives deliver to Parent such accounting firm’s written report, unless Parent disputes such results. In the case of such a dispute, the matter shall be referred to an independent firm of certified public accountants chosen by agreement of Parent and the Stockholders Representatives for resolution of such dispute (the costs of which shall initially be shared equally by Parent and the Stockholders Representatives and upon determination of the independent public accountant, the Party against which such determination is made shall reimburse the other for its share of any such out-of-pocket costs incurred), and the applicable payment, if any, determined thereby shall be made within thirty (30) days of the final determination by such independent certified public accountant. Any decision by said firm of independent certified public accountants shall be binding on the Parent and the Stockholders Representatives, absent clear error. The accounting firms, Stockholders Representatives and Closing Securityholders shall agree to hold in strict confidence all information learned in the course of any audit or inspection prior to the conduct thereof, except to the extent necessary for the Stockholders Representatives and Closing Securityholders to reveal such information (i) in order to enforce its rights under this Agreement (ii) to the extent required by Law, or (iii) to each other to the extent necessary for the Stockholders Representatives to fulfill its obligations to the Closing Securityholders (or their permitted assignees). The failure of the Stockholders Representatives to request inspection during any calendar year shall be deemed acceptance of the accuracy of all amounts paid under Sections 3.6(b) and 3.6(d) above during such year as being the amounts due for such period.

**	Confidential Treatment Requested.

     Section 3.7     Closing Deliveries. At the Closing the following Parties shall deliver or cause to be delivered the following:
     (a)     the Company, Foundry, ForSight and/or the Closing Securityholders, as the case may be, shall deliver or cause to be delivered the documents listed in Sections 8.2(a), 8.2(b), 8.2(c), 8.2(e), 8.2(f), 8.2(g) and 8.2(h); and
     (b)     Parent or the Surviving Corporation shall deliver or cause to be delivered the documents listed in Sections 8.3(a), 8.3(b) and 8.3(c).
ARTICLE 4.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     Except as set forth on the disclosure schedule delivered by the Company to Parent upon the execution of this Agreement, which disclosure schedule specifies the section or subsection of this Agreement to which this exception relates (the “Company Disclosure Schedule”), and subject to Section 12.12, the Company represents and warrants to Parent and Merger Sub as follows:
     Section 4.1     Organization, Standing and Corporate Power. The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the jurisdiction in which it is organized and has all requisite corporate power and authority to own, lease or operate its properties and to carry on its business as presently conducted or presently planned to be conducted. Section 4.1 of the Company Disclosure Schedule contains a true and complete list of each jurisdiction where the Company is qualified to do business. The Company has corporate or equivalent qualification to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary. The Company has made available to Parent prior to the execution of this Agreement true and complete copies of its Certificate of Incorporation (the “Company Certificate of Incorporation”) and Bylaws (the “Company Bylaws”) as amended to date. The Company is not in violation of any of the provisions of the Company Certificate of Incorporation or the Company Bylaws. The Company has made available to Parent complete and accurate copies of the minutes (or, in the case of minutes that have not yet been finalized, drafts thereof (if available)) of all meetings of the stockholders of the Company, the Board of Directors of the Company and the committees of each of such Board of Directors, in each case held at any time from inception to the date of this Agreement.
     Section 4.2     Subsidiaries; Investments. The Company does not have any Subsidiaries and does not own, directly or indirectly, any capital stock of, or other voting securities or equity interests in, any Person.
     Section 4.3     Capital Structure; Stockholder List.
     (a) The authorized capital stock of the Company consists of 13,000,000 shares of Company Common Stock, of which 5,087,999 shares of Company Common Stock are issued and outstanding, and 6,200,000 shares of Company Preferred Stock, of which 5,000,001 shares of Company Preferred Stock are issued and outstanding.

     (b)     All outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote.
     (c)     Except as set forth above in Section 4.3(a), as of the close of business on September 30, 2007:
          (i)     there are not issued, reserved for issuance or outstanding (A) any shares of capital stock or other voting securities or equity interests of the Company, (B) any securities of the Company convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or equity interests of the Company or (C) any warrants, calls, options or other rights to acquire from the Company, and no obligation of the Company to issue, any capital stock, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or voting securities of the Company; and
          (ii)     there are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities.
     There are no outstanding contractual obligations of the Company to make any loan or guarantees to, or any equity or other investment (in the form of a capital contribution or otherwise) in, any other Person.
     (d)     There are no outstanding contractual obligations of the Company (i) restricting the transfer of, (ii) affecting the voting rights of, or (iii) granting any preemptive, right of first refusal or antidilutive right with respect to, any Company Common Stock or Company Preferred Stock.
     (e)     Section 4.3(e) of the Company Disclosure Schedule is a list as set forth in the records of the Company (the “Stockholders List”) that sets forth the name of each holder of the Company Common Stock and Company Preferred Stock, exactly as such holder’s name is set forth on the stock certificate(s) representing such Company Common Stock or Company Preferred Stock. The Stockholders List also sets forth with respect to each such holder the stock certificate numbers held by such holder and the number of Company Common Stock or Company Preferred Stock evidenced by each such stock certificate.
     Section 4.4     Authority. The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject to receipt of the approval of the Company’s stockholders, to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, other than obtaining the approval of the Company’s stockholders. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of the other Parties, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at Law).
     Section 4.5     Noncontravention.
     (a)     The execution and delivery of this Agreement do not, and (assuming receipt of the approval of the Company’s stockholders) the consummation of the Merger and the other transactions to be entered into by the Company contemplated by this Agreement and compliance by the Company with the provisions of this Agreement will not, (i) conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, the Company Certificate of Incorporation or the Company Bylaws, (ii) conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or alter the rights or obligations of any party under, or result in the creation of any Lien in or upon any of the properties or other assets of the Company under, any Contract to which the Company is a party or any of its properties or other assets is subject or (iii) conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, any Law applicable to the Company or its properties or other assets or the rules and regulations of any regulatory organization applicable to the Company.
     (b)     No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any federal, state, local or foreign government, any court, administrative, regulatory or other governmental agency, commission or authority or any non-governmental self-regulatory agency, commission or authority (each, a “Governmental Entity”) is required by or with respect to the Company in connection with the execution and delivery of this Agreement by the Company or the consummation of the Merger or the other transactions contemplated by this Agreement by the Company, except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business.
     Section 4.6     Corporate Records. The copies or originals of the Company Certificate of Incorporation, the Company Bylaws, minute books and stock records of the Company previously delivered or made available to Parent are true, complete and correct in all respects. The Company has maintained complete and accurate books and records, including correct records of all its material corporate proceedings.
     Section 4.7     Financial Statements. The Company has furnished to Parent the unaudited balance sheets of the Company as at December 31, 2006, and the related unaudited statements of income, changes in stockholders’ equity and cash flows, including all notes thereto, for the fiscal year then ended December 31, 2006, and the unaudited balance sheet, income statement and statement of cash flows of the Company as at and for the nine (9) months ended September 30, 2007 (collectively, the “Financial Statements”). The Financial Statements fairly present, in conformity with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis (except as may be indicated in the notes thereto and for the absence of footnotes and subject to normal year-end adjustments in the case of any interim financial statements), the financial position of the Company as of the dates thereof and the results of operations and cash flows for the periods then ended.
     Section 4.8     No Undisclosed Liabilities. Except to the extent set forth or provided for in the Financial Statements or the notes thereto or as set forth in Section 4.8 of the Company Disclosure Schedule, the Company has no liabilities or obligations, whether accrued, absolute, contingent or otherwise (including, without limitations, unasserted claims).
     Section 4.9     Absence of Certain Changes or Events. Except for liabilities incurred in connection with this Agreement or as permitted pursuant to Section 6.1, since September 30, 2007, the Company has conducted its businesses in the ordinary course consistent with past practice (which for this purpose shall include past practice of ForSight) and from such date to the date hereof there has not been:
     (a)     any incurrence by the Company of any debts or liabilities (absolute, accrued, contingent or otherwise);
     (b)     any event or development that would, individually or in the aggregate, reasonable be expected to have a Material Adverse Effect on the Company;
     (c)     any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company, any issuance by the Company of shares of capital stock or other securities of, or other ownership interests in, the Company, or any repurchase, redemption or other acquisition, or any amendment of any term, by the Company of any outstanding shares of capital stock or other securities of, or other ownership interests in, the Company;
     (d)     any creation or assumption by the Company of any Lien on any material asset or any making of any loan, advance or capital contributions to or investment in any Person;
     (e)     any personal property damage, destruction or casualty loss or personal injury loss (whether or not covered by insurance) affecting the business or assets of the Company;
     (f)     paid or agreed to any increase in compensation, bonus or other equity-related benefits payable to directors, consultants, officers or employees of the Company;
     (g)     any labor dispute, other than routine individual grievances, or any activity or proceeding by a labor union or representative thereof to organize any employees of the Company, or any lockouts, strikes, slowdowns, work stoppages or, to the Knowledge of the Company, threats thereof by or with respect to any employees of the Company;
     (h)     any sale, transfer, lease to others or other disposition of any of its material assets by the Company;

     (i)     any amendment to or termination of any Company Material Contract or adverse amendment to any license or permit, or receipt of any notice of termination of any of the same, or occurrence of a default under any Company Material Contract or any license or permit;
     (j)     any capital expenditures or capital additions by the Company or any leases of capital equipment or property, totaling in excess of $25,000 in the aggregate;
     (k)     any institution of litigation, settlement or agreement to settle any litigation, action, proceeding or investigation before any court or governmental body relating to the Company or its property or suffering of any actual or, to the Knowledge of the Company, threatened, litigation, action, proceeding or investigation before any court or governmental body relating to the Company or its property;
     (l)     any loan of any monies to any Person or guarantee of any obligations of any Person by the Company;
     (m)     except as required by GAAP, any change to the accounting methods or practices (including, without limitation, any change in depreciation or amortization policies or rates) of the Company or any revaluation of any of assets of the Company;
     (n)     any transaction with any holder of the Company Common Stock and Company Preferred Stock or any Affiliate of any holder of the Company Common Stock and Company Preferred Stock;
     (o)     any change in any benefit plan affecting any employee of the Company otherwise than to conform to Law, except as required by this Agreement or applicable Law;
     (p)     any failure to pay or perform any of its obligations when and to the extent due (other than pursuant to a good faith defense or right of setoff);
     (q)     any new employment agreements that are not “at-will” or require a payment by the Company upon termination of such agreement, or any agreement to retain independent contractors that is not terminable by the Company at any time or requires a payment by the Company upon termination of such arrangement;
     (r)     any event or development that would, individually or in the aggregate, reasonable be expected to prevent or materially delay the performance of this Agreement by the Company; and
     (s)     any commitment or agreement to do any of the foregoing.
     Section 4.10     Accounts Receivable. All accounts receivable of the Company reflected in the Financial Statements and all accounts receivable of the Company that have arisen since December 31, 2006 (except such accounts receivable as have been collected since such dates) are valid and enforceable claims, are subject to no valid defense, offset or counterclaim and are fully collectible, except to the extent of the allowance, if any, for doubtful accounts, which is determined in accordance with GAAP consistent with past practices.

     Section 4.11     Indebtedness. The Company does not have any liability or obligation for Indebtedness other than as set forth in the Financial Statements and true and complete copies of all instruments and documents, if any, evidencing, creating, securing or otherwise relating to such Indebtedness have been delivered or made available to Parent. No event has occurred and no condition has become known to the Company that constitutes or, with notice or passage of time, or both, would constitute a default or termination under any instrument or document relating to or evidencing such Indebtedness. The Company has the unrestricted right to pay-off the outstanding principal balance and accrued but unpaid interest related to all such Indebtedness without penalty. Section 4.11 of the Company Disclosure Schedule contains a list of all agreements or instruments pursuant to which any of the Company’s directors, employees or shareholders have guaranteed any Indebtedness of the Company.
     Section 4.12     Litigation. There is no suit, claim, action or proceeding pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its assets, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against, or any demand, investigation, audit, inquiry, hearing, review or other similar action brought by any Governmental Entity involving, the Company or any of its assets. There is no suit, claim, action, proceeding, enforcement action or investigation pending or, to the Knowledge of the Company, threatened against the Company that, as of the date hereof, challenges the validity or propriety of, or seeks to prevent consummation of, the Merger or any other transaction contemplated by this Agreement.
     Section 4.13     Contracts.
     (a)     Except as contemplated by this Agreement or as set forth in Section 4.13(a) of the Company Disclosure Schedule, the Company is not a party to or bound by any Contract as of the date hereof:
          (i)     any of the benefits to any party of which will be increased, or the vesting of the benefits to any party of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits to any party of which will be calculated on the basis of any of the transactions contemplated by this Agreement; or
          (ii)     which:
               (A)     involves, or is reasonably expected to involve, receipts or expenditures in excess of $5,000 in the aggregate or $10,000 per annum and is not cancelable by the Company within sixty (60) days without penalty (or acceleration of payments);
               (B)     purports to impose any non-compete or exclusivity provisions with respect to, or otherwise purports to restrict in any respect the development, marketing or distribution of, or the conduct of the Company’s business, the Company Products or the Company Patents;
               (C)     is with, or with an Affiliate of, ForSight, Foundry or any Company stockholder;

               (D)     relates in any manner to the research, development, distribution, sale, supply, license, marketing, manufacturing or commercialization of Company Products or the Company’s Technology, provides a license to a third party relating to Company Intellectual Property, or is the in-license of Intellectual Property covering or used in the research or development of Company Products and/or the Company’s Technology (excluding any such Contract entered into in respect of the license, lease or acquisition of generally available, off-the-shelf software or equipment); or
               (E)     would prohibit or materially delay the consummation of the Merger or any of the other transactions contemplated by this Agreement.
     Each Contract to which the Company is a party or by which the Company is bound of the type described in clauses (i) and (ii) above is referred to herein as a “Company Material Contract.” Section 4.13(a) of the Company Disclosure Schedule contains a true and complete list of all Company Material Contracts. True and complete copies of all Company Material Contracts have been provided or made available to Parent.
     (b)     Each Company Material Contract is valid and binding on the Company and, to the Company’s Knowledge, on each other party thereto, and is in full force and effect. The Company has not received any written notice from any other party to any Company Material Contract, and otherwise has no Knowledge, that such third party intends to terminate, not renew, or challenge the validity or enforceability of any Company Material Contract. The Company is not and, to the Knowledge of the Company, no other party thereto, is in violation of or in default under (nor does there exist any condition which upon the passage of time or the giving of notice or both would cause such a violation of or default under) any Company Material Contract to which it is a party or by which it or any of its properties or assets is bound. No event has occurred or, to the Knowledge of the Company, is reasonably anticipated which with notice or lapse of time or both would constitute a material breach or default, or permit termination, acceleration or modification, under any Company Material Contract. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not result in a breach or violation of any term or provision of, or constitute a default under (with or without notice or passage of time, or both) or result in termination or affect the enforceability of any of the Company Material Contracts.
     Section 4.14     Compliance with Laws; Permits. The Company is in material compliance with all Laws, rules and regulations applicable to it, its properties or other assets or its business or operation. The Company has in full force and effect all applicable approvals, authorizations, certificates, filings, consents, clearances, franchises, licenses, notices and permits (collectively, “Permits”), including all Permits under the Federal Food, Drug and Cosmetic Act of 1938, as amended (the “FDCA”), necessary for it to own, lease or operate its properties and other assets and to carry on its business and operations as presently conducted. To the Knowledge of the Company, there has occurred no default under, or violation of, any such Permit. The consummation of the Merger, in and of itself, will not cause the revocation, limitation, suspension or cancellation of any such Permit.
     Section 4.15     Employee Benefit Plans. The Company does not maintain, sponsor or contribute to, nor does it have any obligations or liabilities, whether actual or contingent, under any “employee benefit plans” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, or any other plan, policy, program, practice, agreement, understanding or arrangement (whether written or oral) providing compensation or other benefits to any current or former director, officer, employee or consultant (or to any dependent or beneficiary thereof) of the Company, including any incentive, bonus, deferred compensation, vacation, holiday, cafeteria, medical, disability, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices, agreements, understandings and arrangements (each a “Company Benefit Plan”). No payment or benefit, whether under a Company Benefit Plan, an agreement or otherwise which will or may be made by the Company, any Subsidiary or Parent or any of their respective Affiliates with respect to any employee resulting from this transaction will be characterized as an “parachute payment,” within the meaning of Section 280G(b)(2) of the Code.
     Section 4.16     Labor and Other Employment Matters.
     (a)     The Company is in material compliance with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, and wages and hours. To the Knowledge of the Company, the Company is not liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business and consistent with past practice). The Company is not a party to any collective bargaining or other labor union contract applicable to Persons employed by the Company, and, as of the date hereof, no collective bargaining agreement or other labor union contract is being negotiated by the Company. As of the date hereof, there is no labor dispute, strike, slowdown or work stoppage against the Company pending or, to the Knowledge of the Company, threatened which may interfere in any respect. No labor union or similar organization has otherwise been certified to represent any Persons employed by the Company or, as of the date hereof, has applied to represent such employees or is attempting to organize so as to represent such employees. Neither the Company nor, to the Knowledge of the Company, any of its employees has committed any unfair labor practices in connection with the operation of the business of the Company, and there is no charge or complaint against the Company by the National Labor Relations Board or any comparable state or foreign agency pending or, to the Knowledge of the Company, threatened. There are no disputes pending or, to the Knowledge of the Company, threatened, between the Company and any of its current or former employees, which controversies have or could reasonably be expected to result in an action, suit, proceeding, claim, arbitration or investigation before any Governmental Entity. To the Knowledge of the Company, no employee of the Company is in violation of any term of any employment contract, non-disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company because of the nature of the business conducted or presently proposed to be conducted by it or to the use of trade secrets or proprietary information of others. As of the date hereof, no employee at the level of director or above of the Company has given written notice terminating his or her employment with the Company.
     (b)     The Company does not have any currently existing:

          (i)     (A) severance or employment agreements with directors, officers or employees of the Company, or (B) consulting agreements to which the Company is a party that (1) require a payment by the Company upon termination of such agreement prior to the end of its current term, or (2) are not terminable with or without cause within sixty (60) days without penalty;
          (ii)     severance programs or policies with or relating to its employees; or
          (iii)     plans, programs, agreements or other arrangements with or relating to its directors, officers, employees or consultants which contain change in control provisions.
Except as contemplated by this Agreement, the consummation of the transactions contemplated hereby will not (either alone or in conjunction with any other event, such as termination of employment) (i) result in any payment (including severance, unemployment compensation, parachute or otherwise) becoming due to any director or any employee of the Company from the Company or (ii) result in any acceleration of the time of payment or vesting of any material benefits.
     (c)     The Company has provided Parent a list identifying as of the date hereof all full-time and part-time employees and consultants of the Company and all full-time and part-time employees and consultants of ForSight and Foundry that have performed services with respect to the Company Products and the Company’s Technology, which list shall also indicate the respective positions held by such employees and consultants. All salaries, wages, bonuses, commissions, consulting fees, plans and benefits of any kind whatsoever earned by such employees and consultants with respect to all periods through and including the date hereof have been timely paid in accordance with applicable requirements.
     Section 4.17     Taxes.
     (a)     The Company has duly and timely filed with the appropriate Tax authorities or other Governmental Entities all Tax Returns that it is required to have filed. All such Tax Returns are true and complete in all material respects. All Taxes required to have been paid by the Company (whether or not shown on any Tax Returns) have been paid. The Company has not requested or obtained any extension of time within which to file any Tax Return which has not since been filed. No claim has ever been made by a Governmental Entity in a jurisdiction where the Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. The Company has complied in all respects with all applicable Laws relating to withholding Taxes and Tax information reporting, including reporting and withholding within the time and manner prescribed by Law and withholding and remitting amounts to the proper Governmental Entity. Section 4.17(a) of the Company Disclosure Schedule identifies all jurisdictions in which the Company has conducted activities which will require it to pay Taxes or file Tax Returns of a type that it had not filed in the most recently ended preceding taxable period for which Tax or Tax Returns of such type of tax would be due (as reflected on Section 4.17(c) of the Company Disclosure Schedule).
     (b)     There is no audit or other proceeding presently pending or threatened in writing (or otherwise to the Knowledge of the Company) with regard to any Tax liability or Tax Return of the Company or any Closing Securityholder relating to the Company. There are no existing circumstances which reasonably may be expected to result in the assertion of any claim for Taxes against the Company by any Governmental Entity with respect to any period for which Tax Returns are required to have been filed or Tax is required to have been paid.

     (c)     Section 4.17(c) of the Company Disclosure Schedule identifies all Tax Returns that the Company has filed since inception and the taxable period covered by each such Tax Return, and identifies those Tax Returns or taxable periods that have been audited by a Governmental Entity. The Company has delivered or made available to Parent true and complete copies of (i) all Tax Returns of the Company, and any other documents related to Taxes of the Company that have been requested by Parent to be produced, (ii) all examination reports and statements of deficiencies assessed against or agreed to by any of the Company or any predecessors since its formation, with respect to Taxes of any type, (iii) all written rulings from, and written agreements with, any Governmental Entity relating to Taxes of the Company that would have continuing effect in the determination of Tax of the Company for any taxable period for which a Tax Return has not yet been filed by the Company, and (iv) all elections relating to Taxes of the Company that have been filed by or on behalf of the Company (other than elections which are included in or apparent from the Tax Returns referred to in (i) above) that would have continuing effect in the determination of Tax owed for any taxable period for which a Tax Return has not yet been filed by the Company.
     (d)     The Company has not been a beneficiary of or participated in any “reportable transaction” within the meaning of Section 1.6011-4(b)(1) of the Treasury Regulations that was, is, or to the Knowledge of the Company will ever be, required to be disclosed under Section 1.6011-4 of the Treasury Regulations. No Tax Return filed by or on behalf of the Company has contained a disclosure statement under Section 6662 of the Code (or any similar provision of Law), and no Tax Return has been filed by or on behalf of the Company with respect to which the preparer of such Tax Return advised consideration of inclusion of such a disclosure, which disclosure was not made.
     (e)     Neither the Company nor any Person on behalf of the Company, has waived any statute of limitations in respect of assessment or collection of any Tax for which the Company may be held liable which remains in effect, nor has any request been made in writing (or otherwise to the Knowledge of the Company) for any such extension or waiver.
     (f)     There are no pledges, liens, charges, encumbrances or security interests of any kind or nature whatsoever (collectively, “Liens”) for Taxes upon the assets of the Company other than Permitted Liens on the property or assets of the Company.
     (g)     No power of attorney or authorization to receive information with respect to any Taxes or Tax Returns of the Company has been executed or filed with any Governmental Entity.
     (h)     The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. No holder of stock of the Company is a “foreign person” within the meaning of Section 1445 of the Code.

     (i)     The Company (i) is not and has not been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) or similar group of entities with which the Company joined, or was or may be required to join, for any taxable period in making a consolidated federal income Tax Return or other Tax Return in which Tax liability was or would be computed on a consolidated, combined, unitary or similar basis, and (ii) does not have and has not had a relationship to any other Person which would cause it to be liable for Tax liability of such other Person, including, without limitation, Tax payable by reason of Contract, assumption, transferee liability, operation of Law, or Section 1.1502-6(a) of the Treasury Regulations (or any predecessor or successor thereof or any analogous or similar provision of Law). The Company is not a party to, bound by or bound by any obligation under any Tax sharing, Tax allocation or Tax indemnity agreement or similar Contract or arrangement.
     (j)     The Company has not ever (i) acquired property (other than cash) from another Person (or was treated or required to be treated for Tax purposes as acquiring property of a Person by reason of change in Tax status of such Person) in a transaction in which the federal income Tax basis for the acquired property is required to have been determined, in whole or in part, by reference to the Tax basis of the acquired property in the hands of such transferring Person, (ii) acquired the property of any Person in a transaction or been a party to a reorganization or other transaction to which Section 381 of the Code applied, or (iii) became a successor to any Person by reason of any acquisition of a substantial part of the property of such Person, whether by contract or by operation of Law pursuant to a merger or consolidation or similar transaction.
     (k)     The Company has not been either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution qualifying (or intended to qualify) under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).
     (l)     The Company (i) is not a party to any joint venture, partnership or other agreement or arrangement which is treated, or required to be treated, as a partnership for federal income Tax purposes, and (ii) does not own any interest in an entity that either is treated, or required to be treated, as an entity disregarded as separate from its owner for federal Tax purposes, or is an entity as to which an election pursuant to Section 301.7701-3 of the Treasury Regulations has been made.
     (m)     The Company is not and never has been (i) a “United States shareholder” (as defined in Section 951(b) of the Code) of a “controlled foreign corporation” as defined in Section 957 of the Code, (ii) a “personal holding company” as defined in Section 542 of the Code or (iii) a shareholder of a “passive foreign investment company” within the meaning of Section 1297 of the Code.
     (n)     The Company has not taken any action that would have the effect of deferring a measure of Tax from a taxable period (or portion thereof) ending on or before the Closing Date to a taxable period (or portion thereof) beginning after the Closing Date. The Company has no deferred income or Tax liability arising out of any transaction, including without limitation, (i) the disposition of any property in a transaction accounted for under the installment method pursuant to Section 453 of the Code, (ii) use of the long-term contract method of accounting, or (iii) receipt of any prepaid amount on or before the Closing Date. The Company has not made or agreed to make, and is not required to make, any change in method of accounting previously used by it in any Tax Return filed by the Company which change in method would require the Company to make a positive adjustment to its income pursuant to Section 481(a) of the Code (or any similar provision) on any Tax Return for any taxable period for which the Company has not yet filed a Tax Return; and no application is pending with any Governmental Entity requesting permission for the Company to make any change in any accounting method that would require such an adjustment, nor has the Company received any notice that a Governmental Entity proposes to require a change in method of accounting used in any Tax Return which has been filed by the Company that would require such an adjustment.
     (o)     No property of the Company is “tax-exempt use property” or “tax-exempt bond financed property” within the meaning of Section 168 of the Code, and no property of the Company directly or indirectly secures any debt the interest on which is tax exempt under Section 103(a) of the Code. No property of the Company is used predominately outside the United States within the meaning of Section 168(g)(1)(A) of the Code. The Company is not a party to any agreement under which it is treated as a lessor or lessee of “limited use property” within the meaning of Rev. Proc. 2001-28.
     Section 4.18     Environmental Matters.
     (a)     The Company (i) is in compliance with all, and is not subject to any liability, in each case with respect to any, applicable Environmental Laws, (ii) holds or has applied for all Environmental Permits which are required in respect of its business, operations, assets or properties to conduct its current operations and (iii) is in compliance with its Environmental Permits.
     (b)     The Company has not received any written notice, demand, letter, claim or request for information from any Governmental Entity alleging that the Company may be in violation of, or liable under, any Environmental Law.
     (c)     The Company (i) has not entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials and, no investigation, litigation or other proceeding is pending or threatened in writing with respect thereto or (ii) is not an indemnitor in connection with any claim threatened or asserted in writing by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Materials.
     (d)     None of the real property owned or leased by the Company is listed or, to the Knowledge of the Company, proposed for listing on the “National Priorities List” under CERCLA.
     (e)     There have been no Hazardous Materials generated by the Company that have been disposed of by the Company, or to its Knowledge, any third party, or come to rest at any site that has been listed or, to the Knowledge of the Company, proposed for listing on the “National Priorities List” under CERCLA, as updated through the date hereof, or any similar state or foreign list of sites requiring investigation or cleanup.

     Section 4.19     Properties.
     (a)     The Company has, or at Closing will have, good and valid title to, or valid leasehold or sublease interests or other comparable contract rights in or relating to all of its properties and other assets (other than Intellectual Property and other intangible assets) necessary for the conduct of its business as currently conducted, except for defects in title, easements, restrictive covenants and similar encumbrances that have not interfered with, and would not reasonably be expected to interfere with, its ability to conduct its business as presently conducted or presently planned to be conducted. All such properties and other assets, other than properties and other assets in which the Company has a leasehold or sublease interest or other comparable contract right, are, or at Closing will be, free and clear of all Liens, except for Permitted Liens and for defects in title, easements, restrictive covenants and similar encumbrances that have not interfered with, and would not reasonably be expected to interfere with, its ability to conduct its business as presently conducted or presently planned to be conducted.
     (b)     The Company has complied with the terms of all leases or subleases to which it is a party and under which it is in occupancy, and all leases to which the Company is a party and under which it is in occupancy are in full force and effect. The Company is in possession of the properties or assets purported to be leased under all its leases. The Company has not received as lessee any written notice from the lessor of any event or occurrence that has resulted or could result (with or without the giving of notice, the lapse of time or both) in a default with respect to any lease or sublease to which it is a party.
     (c)     Section 4.19(c) of the Company Disclosure Schedule sets forth all real estate leased to the Company (collectively the “Real Properties”). The Company has delivered to Parent a true and complete copy of each lease by which the Company acquired its interest in the Real Properties. To the Knowledge of the Company, the Real Properties are not subject to any condemnation or eminent domain proceeding. The Real Properties are supplied with utilities and other services necessary for the operation of the business conducted by the Company therein. The terms of the real property leases listed on Section 4.19(c) of the Company Disclosure Schedule provide the Company, to the extent it uses or occupies the premises, the exclusive right to use and occupy the Real Property. Except as set forth on Section 4.19(c) of the Company Disclosure Schedule, the Company has not subleased, assigned or transferred any of its rights with respect to the Real Property, nor has it entered into an agreement to do so.
     (d)     The Company has the unrestricted right to use all property, assets and rights that it currently uses to the extent necessary for the operation of the business of the Company as presently conducted or presently planned to be conducted.
     Section 4.20     Intellectual Property.
     (a)     Section 4.20(a) of the Company Disclosure Schedule sets forth a true and complete list of all patents and patent applications, registered trademarks and applications therefor and domain name registrations owned by or licensed to the Company to the extent covering or used in the research or development of the Company Products or the Company’s Technology (listing each jurisdiction where each of the foregoing are filed, registered or issued and the associated filing, registration or issuance numbers). The Intellectual Property listed in Section 4.20(a) of the Company Disclosure Schedule, together with any rights in the Intellectual Property owned or licensed by the Company as of the Closing Date, are collectively referred to herein as “Company Intellectual Property.” All Intellectual Property necessary to conduct the business of the Company as presently conducted or presently planned to be conducted (including the use of the Company’s Technology and the manufacture, use or sale of Company Products) are, or at Closing will be (i) owned by the Company free and clear of all Liens (except for the licenses granted and retained pursuant to agreements listed in Section 4.20(e) of the Company Disclosure Schedule) or (ii) licensed to the Company under license agreements disclosed in the Company Disclosure Schedule, free and clear of all Liens, subject in the case of both (i) and (ii) to any rights granted by the Company to any third party pursuant to any license agreements disclosed in the Company Disclosure Schedule or under a license to use such information for evaluation purposes provided pursuant to confidentiality and nondisclosure agreements or material transfer agreements entered into in the ordinary course of business. There are no actions, suits, proceedings or Claims pending or, to the Knowledge of the Company, threatened in writing or in a manner that would reasonably be expected to result in any actions, suits, proceedings or Claims, with regard to the ownership, licensing, or right to practice by the Company (or ForSight or Foundry) of any Company Intellectual Property, or with regard to the validity or enforceability thereof.
     (b)     To the Knowledge of the Company, the Company Intellectual Property has not been infringed or misappropriated, and is not being infringed or misappropriated.
     (c)     There are no actions, suits, proceedings or Claims pending or, to the Knowledge of the Company, threatened in writing or in a manner that would reasonably be expected to result in any actions, suits, proceedings or Claims, asserting that the Company (or ForSight or Foundry) has infringed or is infringing (including with respect to the use of the Company’s Technology or Company Products) any Intellectual Property of any Person with respect to the operations of the Company or the research or development of any Company Technology or Company Product. To the Knowledge of the Company, there is no Intellectual Property or other legal right that could be asserted by a Person to exclude or prevent the Company from developing, manufacturing, using or selling any Company Products or the Company’s Technology. There is no contractual restriction on the use of any Company Intellectual Property, other than as expressly set forth in the agreements identified in the Company Disclosure Schedule.
     (d)     The patent applications included in the Company Patents are pending and have not been abandoned (except in the ordinary course of prosecution), and have been prosecuted in the ordinary course. All Company Patents owned by the Company (or ForSight) have been duly registered and/or filed with or issued by each appropriate Governmental Entity in the jurisdiction(s) indicated in Section 4.20(a) of the Company Disclosure Schedule, and all necessary maintenance fees have been timely paid to continue all such rights in effect. None of the Company Patents has been declared invalid, in whole or in part, by any Governmental Entity. There are no ongoing interferences, oppositions, reissues, reexaminations or other proceedings involving any of the Company Patents, including ex parte and post-grant proceedings, in the

United States Patent and Trademark Office or in any foreign patent office or similar administrative agency. Each of the Company Patents does not fail to name an inventor or name a Person not an inventor of the claims thereof under circumstances that would rise to the level of a violation of 37 CFR 1.56(c) or foreign equivalent thereof as determined in accordance with the Laws of the jurisdiction in which such Company Patent is issued. Each inventor named on the Company Patents has executed an agreement agreeing to assign or actually assigning his or her entire right, title and interest in and to such Company Patent, and the inventions embodied and claimed therein, to the Company, alone or together with any joint owners as appropriate. To the Knowledge of the Company, no such inventor has any contractual or other obligation that would preclude any such assignment or otherwise conflict with the obligations of such inventor to the Company or appropriate owners under such agreement with the Company or such appropriate owners, as the case may be. The Company has previously provided to Parent a summary setting forth each filing, payment or other action that must be made or taken on or before the date that is one hundred twenty (120) days after the date of execution of this Agreement in order to maintain or prosecute any Company Patents.
     (e)     Section 4.20(e) of the Company Disclosure Schedule sets forth a true and complete list of all Contracts binding on the Company with respect to any options, rights or licenses relating to Intellectual Property (including all such Contracts granting licenses to or by the Company) and all Contracts (whether of Company, ForSight or Foundry) relating to any Company Intellectual Property, other than licenses for generally available off-the-shelf software and equipment, employee assignment agreements, and reasonable and customary nondisclosure agreements. Section 4.20(e) of the Company Disclosure Schedule sets forth, as of the date hereof, all Contracts under which the Company is obligated to make any payments (in any form, including royalties, milestones and other contingent payments) to third parties for use of any Intellectual Property or with respect to the commercialization of any of the Company Products or the Company’s Technology other than Contracts entered into in respect of the license, lease or acquisition of generally available, off-the-shelf software or equipment. All Contracts listed in Section 4.20(e) of the Company Disclosure Schedule shall be deemed Company Material Contracts for purposes of Section 4.13. No Contracts provide any rights to third parties to make, use, sell or otherwise exploit a New Plug (whether by itself or as part of a product).
     (f)     The Company (and each of ForSight and Foundry with respect to Company Intellectual Property) has taken reasonable steps to maintain its trade secrets in confidence, including entering into Contracts that generally require employees, licensees, contractors and other third persons with access to such trade secrets to keep such trade secrets confidential. All current and former officers, employees and consultants of the Company (and of ForSight and Foundry) have executed and delivered to the Company (or, with respect to those of ForSight and Foundry, executed and delivered to ForSight and Foundry) an agreement regarding the confidentiality of Company’s trade secrets and other confidential information (and requiring the non-disclosure and non-use thereof, subject to reasonable and customary exceptions) and the assignment to and ownership by the Company (or by ForSight or Foundry as the case may be) of all Intellectual Property arising from the services performed for the Company (or ForSight or Foundry as the case may be) by such persons. No current or prior officer, employee or consultant of the Company (or ForSight or Foundry), and no third party which employed, retained or had a relationship with any such officer, employee or consultant, has claimed, nor is there any basis for asserting a claim to, any ownership interest in such Intellectual Property as a result of having been involved in the development or generation of such Intellectual Property while employed by the Company or as a result of such employment, retention or other relationship.

     (g)     Section 4.20(g) of the Company Disclosure Schedule sets forth a true and complete list of each application or official request for any extension (i.e., under Hatch-Waxman) of the term of any Company Patent relating to the Company’s Technology that was subject to regulatory review, including an identification of the Company Patent and the term extension requested.
     (h)     The Closing and consummation of the transactions herein shall not result in any termination, revocation, restriction, or other diminishment of the Company Intellectual Property nor result in the need to make payments to third parties with respect thereto (except to the extent such payments are already required prior to the Closing under the applicable contract(s) listed in the Company Disclosure Schedule).
     (i)     All Intellectual Property (including license agreements) owned or controlled by ForSight or Foundry as of or prior to the date of execution of this Agreement which covers or is used in the research or development of the New Plug or the Company Products or other Company’s Technology (including the patents and applications listed on Section 4.20(a) of the Company Disclosure Schedule), has been, or at Closing will have been, duly and validly, exclusively and irrevocably assigned to Company subject to the obligations owed to third parties and set forth in Section 4.20(i) of the Company Disclosure Schedule, without any termination, revocation, restriction, retention or other diminishment of such Intellectual Property as a result of such assignment.
     Section 4.21     Regulatory Compliance.
     (a)     As to each Company Product subject to the FDCA and the FDA regulations promulgated thereunder that are developed, manufactured, tested, distributed, labeled, stored and/or marketed by the Company (each such Company Product, a “Medical Device”, a “Biologic” or a “Drug”, as the case may be), each such Medical Device, Biologic or Drug is being developed, manufactured, tested and/or stored by the Company in compliance with all applicable FDA and other Laws, including those relating to investigational use, and investigational new drug applications, investigational device exemptions, new drug applications, biological license applications or abbreviated new drug applications, record keeping, filing of reports and security. As of the date hereof, the Company has not received any written notice from the FDA or any other Governmental Entity alleging any violation by the Company of any Law applicable to any Medical Device, Biologic or Drug, including Notices of Adverse Findings, Warning Letters, Untitled Letters or other similar communication by any Governmental Entity.
     (b)     All clinical trials and all studies, tests and preclinical studies conducted by or on behalf of the Company were and, if still pending, are being conducted in compliance with experimental protocols, procedures and controls pursuant to accepted professional scientific standards and all applicable Laws and Permits. The descriptions of the results of such studies, tests and trials submitted to FDA and other Governmental Entities are true and complete and fairly present the data derived from such studies, tests and trials, and have been provided to Parent. The Company has no Knowledge of any such studies, tests or trials the results of which the Company believes reasonably call into question its studies, tests, or trial results. The Company has not received any written notices or correspondence from any Governmental Entity requiring the termination or suspension of any studies, tests or preclinical or clinical trials conducted by or on behalf of the Company.
     (c)     All reports, documents, claims, notices, or approvals required to be filed, obtained, maintained, or furnished to any Governmental Entity for each Medical Device, Biologic or Drug by the Company have been so filed, obtained, maintained or furnished, and all such reports, documents, claims and notices were true and complete in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing).
     (d)     Neither the Company nor, to the Knowledge of the Company, any officer, Affiliate, employee or agent of the Company has made an untrue statement of a material fact or fraudulent statement to the FDA or any other Governmental Entity, failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Entity, or committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA or any other Governmental Entity to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any similar policy. Neither the Company nor, to the Knowledge of the Company, any officer, employee or agent of the Company has been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a), or any similar Law or authorized by 21 U.S.C. § 335a(b), or any similar Law.
     (e)     To the Knowledge of the Company, there are no facts, circumstances or conditions that would reasonably be expected to form the basis for any investigation, suit, claim, audit, action (legal or regulatory) or proceeding (legal or regulatory) by a Governmental Entity against or affecting the Company relating to or arising under the FDCA or the regulations of the FDA promulgated thereunder.
     Section 4.22     Insurance. Section 4.22 of the Company Disclosure Schedule contains a true and complete list of all policies of fire, liability, workers’ compensation, title and other forms of insurance owned, held by or applicable to the Company (or its assets or business) as of the date hereof, and the Company has heretofore made available to Parent a true and complete copy of all such policies, including all occurrence-based policies applicable to the Company (or its assets or business) for all periods prior to the Closing Date. All such policies (or substitute policies with substantially similar terms and underwritten by insurance carriers with substantially similar or higher ratings) are in full force and effect, all premiums due with respect thereto have been paid as of the date hereof, and, insofar as this representation is made as of the Closing Date, there has not been a lapse of coverage between the date hereof and the Effective Time with respect to the matters covered by any such policies. Such policies are sufficient for compliance by the Company with all Contracts to which the Company is a party, and the Company has complied with the provisions of each such policy under which it is an insured party. There are no pending or, to the Knowledge of the Company, threatened Claims under any insurance policy.

     Section 4.23     Brokers; Advisory Fees. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. The Company has delivered or made available to Parent true and complete copies of all agreements under which any such fees or expenses are payable and all indemnification and other agreements related to the engagement of the persons to whom such fees are payable.
     Section 4.24     Disclosure. No representation or warranty of the Company in this Agreement, and no information contained in any Schedule or other writing delivered pursuant to this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements herein or therein, in light of the circumstances under which they were made, not misleading. The Company has delivered or made available to Parent true and complete copies of all documents, and any and all amendments to any such documents, referred to in this Agreement or in any Schedule delivered to Parent pursuant to this Agreement.
     Section 4.25     Certain Payments. The Company has not, nor to the Knowledge of the Company, has any other Person or entity, directly or indirectly, on behalf of or with respect to the Company: (a) made, received, or offered to make or receive, any payments which was not legal to make, to receive, or to offer to make or receive, (b) made an illegal political contribution, or (c) engaged in any conduct constituting a violation of the Foreign Corrupt Practices Act of 1977.
ARTICLE 5.
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
     Except as disclosed in the Filed Parent SEC Filings and as set forth on the disclosure schedule delivered by Parent to the Company prior to the execution of this Agreement, which disclosure schedule specifies the section or subsection of this Agreement to which the exception relates (the “Parent Disclosure Schedule”), and subject to Section 12.12, Parent and Merger Sub represent and warrant to the Company as follows:
     Section 5.1     Organization, Standing and Corporate Power. Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the jurisdiction in which it is organized and has all requisite corporate power and authority to carry on its business as now being conducted.
     Section 5.2     Authority. Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Parent and Merger

Sub, as applicable, enforceable against Parent and Merger Sub, as applicable, in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding at equity or at Law).
     Section 5.3     Noncontravention.
     (a)     The execution and delivery of this Agreement do not, and the consummation of the Merger and the other transactions contemplated by this Agreement to be entered into by Parent or Merger Sub and compliance by Parent and Merger Sub with the provisions of this Agreement will not: (i) conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, Parent’s Notice of Articles and Articles or the Certificate of Incorporation or Bylaws of Merger Sub, in each case as amended to the date hereof; (ii) conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties or other assets of Parent or Merger Sub under, any Contract to which Parent or Merger Sub is a party or any of their respective properties or other assets is subject; or (iii) conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, any Law applicable to Parent or Merger Sub or their respective properties or other assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, breaches, defaults, rights, Losses or Liens that individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect on Parent or Merger Sub, and subject to, in the case of clauses (ii) and (iii), the governmental filings and the other matters referred to in Section 5.3(b).
     (b)     No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filings with, any Governmental Entity is required by or with respect to Parent or Merger Sub in connection with the execution and delivery of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Merger or the other transactions contemplated by this Agreement by Parent, except for:
          (i)     the filing with the SEC of such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement;
          (ii)     the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which Parent or any of its Subsidiaries is qualified to do business;
          (iii)     filings with Governmental Entities to satisfy applicable requirements of Canadian securities Laws;
          (iv)     any filings required under the rules and regulations of Nasdaq and the Toronto Stock Exchange; and

          (v)     such other consents, approvals, orders, authorizations, actions, registrations, declarations and filings the failure of which to be obtained or made individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect on Parent.
     Section 5.4     Brokers. No broker, investment banker, financial advisor or other Person the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisors or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent.
     Section 5.5     Financing. As of the date hereof, Parent and Merger Sub jointly possess sufficient cash funds and/or have adequate resources available to them to pay the Merger Consideration. As of the date hereof, no “event of default” or other similar event or circumstance under any of such resources has occurred or is continuing that would materially and adversely affect the ability of Parent or Merger Sub to draw upon such resources in order to finance the payment of the Merger Consideration.
     Section 5.6     Performance. As of the date hereof, neither Parent nor Merger Sub is aware of any circumstance, fact, event, or condition now existing or threatened that is reasonable expected to materially adversely affect the performance of the Surviving Corporation of its obligations under this Agreement.
ARTICLE 6.
COVENANTS
     Section 6.1     Conduct of Business by the Company.
     (a)     Prohibited Acts. Except as set forth in Schedule 6.1, during the period from the date of this Agreement to the Effective Time (unless required by applicable Law or as otherwise permitted by this Agreement), the Company shall not, nor shall ForSight or Foundry on the Company’s behalf or in connection with the Company Products or the Company’s Technology, without the prior written consent of Parent:
          (i)     (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (C) purchase, redeem or otherwise acquire any shares of its capital stock or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, except for purchases, redemptions or other acquisitions of capital stock or other securities required under the terms of any plans, arrangements or Contracts existing on the date hereof between the Company and any director, officer, employee or consultant of the Company (true and complete copies of which have been heretofore delivered to Parent);
          (ii)     issue, deliver, sell, grant, pledge or otherwise subject to any Lien any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than the issuance of Company Common Stock upon the conversion of Company Preferred Stock outstanding on the date hereof in accordance with the terms of the Company Preferred Stock on the date hereof) or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units;

          (iii)     amend the Company Certificate of Incorporation or the Company Bylaws (other than pursuant to Section 2.4 hereof);
          (iv)     directly or indirectly acquire or agree to acquire (A) by merging or consolidating with, or by purchasing assets of, or by any other manner, any Person or division, business or equity interest of any Person or (B) any assets;
          (v)     sell, lease, license, mortgage or otherwise subject to any Lien or otherwise dispose of any of its properties or assets (including securitizations);
          (vi)     (A) incur any Indebtedness for borrowed money or guarantee any such Indebtedness of another Person, issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities of the Company, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing or (B) make any loans, advances or capital contributions to, or investments in, any other Person; provided, however, that the Company shall be permitted to (i) obtain additional equity (bridge) financing without the prior written consent of Parent, but only to the extent such financing would not result in a modification of the Merger Consideration or otherwise result in additional liability to the Company on the part of Parent, and (ii) make advances to Company employees with respect to business expenses incurred on behalf of or in the interests of the Company in the ordinary course of business in an amount not to exceed [**] with respect to any such expense or series of related expenses;
          (vii)     except as contemplated by this Agreement, make or agree to make any new capital expenditure or expenditures (including leases and in-licenses), or enter into any Contract or Contracts providing for capital expenditures;
          (viii)     (A) pay, discharge, settle or satisfy any Claims, liabilities, obligations or litigation (absolute, accrued, asserted or unasserted, contingent or otherwise) other than the payment, discharge, settlement or satisfaction in accordance with their terms, of Claims, liabilities, obligations or litigation disclosed, reflected or reserved against in the Company’s Financial Statements (or the notes thereto) (for amounts not in excess of such reserves) or pursuant to existing Contracts or in connection with, or as otherwise provided or contemplated by, this Agreement or any of the transactions contemplated hereby, (B) cancel any Indebtedness owed to the Company, (C) waive or assign any Claims or rights of substantial value or (D) waive any benefits of, fail to enforce, or agree to modify in any respect, or consent to any matter with respect to which consent is required under any standstill or similar agreements prohibiting a third party from purchasing equity interests of the Company to which the Company is a party;

**	Confidential Treatment Requested.

          (ix)     terminate or modify or amend any Company Material Contract or waive, release or assign any rights or Claims thereunder, except as may be required by this Agreement or applicable Law;
          (x)     enter into any Contract to the extent consummation of the transactions contemplated by this Agreement or compliance by the Company with the provisions of this Agreement would reasonably be expected to conflict with, or result in a violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien other than Permitted Liens in or upon any of the properties or other assets of the Company under, or give rise to any increased, additional, accelerated, or guaranteed right or entitlements of any third party under, or result in any alteration of, any provision of such Contract;
          (xi)     sell, transfer or out-license (or otherwise grant an option, right of refusal or negotiation, covenant not to sue or similar right) to any Person or otherwise extend, amend, modify, abandon, or make part of the public domain any rights to the Company Intellectual Property;
          (xii)     enter into any Contract containing any restriction on the ability of the Company to assign its rights, interests or obligations thereunder, unless such restriction would not prohibit the assignment of such Contract to Parent or any of its Subsidiaries in connection with or following the consummation of the Merger and the other transactions contemplated by this Agreement;
          (xiii)     enter into any Contract that purports to limit or otherwise restrict the Company or any successor thereto, from engaging or competing in any line of business or in any geographic area;
          (xiv)     adopt, implement, enter into or otherwise cause itself to become obligated under, directly or indirectly, any Company Benefit Plan, except as may be required by this Agreement or applicable Law;
          (xv)     make any change in accounting methods, principles or practices, or write up, write down or write off the book value of any assets, individually or in the aggregate;
          (xvi)     make any Tax election or settle or compromise any liability for Taxes, change any annual Tax accounting period, change any method of Tax accounting, file any amendment to a Tax Return, enter into any closing agreement relating to any Tax, surrender any right to claim a Tax refund, or consent to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment;
          (xvii)     acquire or in-license, or agree to acquire or in-license, from any Person, any Intellectual Property, except (A) for such licenses or acquisitions from ForSight or Foundry reviewed and approved by Parent or (B) without limiting or expanding the other restrictions of this Section 6.1(a), for the license, lease or acquisition of generally available, off-the-shelf software or equipment;

          (xviii)     adopt a plan of complete or partial liquidation, dissolution, or recapitalization or a plan of reorganization;
          (xix)     increase the salary, bonus or other compensation payable to any officer, employee or director of the Company, except as may be required by this Agreement, any existing Company Benefit Plan, or applicable Law;
          (xx)     engage or hire any employees, temporary personnel or consultants, except as may be required by this Agreement;
          (xxi)     change its cash management practices;
          (xxii)     communicate with or make any submission or filing with the FDA or any other Governmental Entity, initiate discussions with any clinicians regarding the New Plug or clinical trials, initiate any clinical trials, studies or tests with respect to the Company Products or the Company’s Technology (except those studies or tests conducted in accordance with Schedule 6.1), or publish any reports, documents, claims, notices or approvals relating to the Company Products or the Company’s Technology;
          (xxiii)     initiate discussions with any Person regarding the manufacture of the New Plug, any components thereof or the Company Products;
          (xxiv)     take any action that is intended, or that could reasonably be expected to, result in any of the conditions to the Merger set forth in Article 8 not being satisfied; or
          (xxv)     authorize or enter into any agreement or otherwise make any commitment to do any of the activities restricted in this Section 6.1(a)(i)-(xxiii) above.
     (b)     Required Acts. The Company shall use commercially reasonable efforts to preserve intact its current business organizations, keep available the services of its current officers and employees and preserve its existing relationships. During the period from the date of this Agreement to the earlier of the termination of this Agreement or the Effective Time, the Company shall carry on its business in accordance with the plan set forth in Schedule 6.1 and will not deviate materially from such plan without the prior written consent of Parent, such consent not to be unreasonably withheld; provided, however, that Parent shall not be required to consent to any deviation from the plan that would result in a material expenditure being made by the Company or that would involve the hiring of one or more additional employees by the Company. In addition to and without limiting the items set forth in the Schedule 6.1, during the period from the date of this Agreement to the earlier of the termination of this Agreement or the Effective Time, the Company shall:
          (i)     provide access in accordance with Section 7.1(a) below;
          (ii)     permit Parent to be present at and participate in any meeting with the FDA or any other Governmental Entity relating to the Company Products or the Company’s Technology;

          (iii)     provide Parent with copies of, and an opportunity to review and comment on, all materials to be presented to the Company’s stockholders in connection with the Company’s solicitation of such stockholders’ approval of the Merger;
          (iv)     provide Parent with written reports no less than once every thirty (30) days with respect to the general activities of the Company since the date of the last report or, in the case of the first such report, the date of this Agreement, including the activities taken by the Company in furtherance of the plan set forth in Schedule 6.1; and
          (v)     regularly advise Parent on the Company’s activities with respect to the prosecution and maintenance of the Company Patents, provide Parent with copies of all correspondence related to the Company Patents, provide copies of all new applications for Company Patents prior to their prosecution and consult with Parent and consider in good faith the guidance provided by Parent with respect thereto.
ARTICLE 7.
ADDITIONAL AGREEMENTS
     Section 7.1     Access to Information; Confidentiality.
     (a)     From the date of this Agreement to the Effective Time, the Company shall, and shall cause each of its respective directors, officers, employees, accountants, consultants, legal counsel, investment bankers, advisors, and agents and other representatives (collectively, “Representatives”) to (i) provide to Parent and its Representatives access at reasonable times upon prior notice to the Company’s officers, employees, agents, properties, offices and other facilities and to the books and records of the Company and (ii) subject to applicable Laws relating to the exchange of information, furnish promptly such information concerning the business, properties, Contracts, assets, liabilities, personnel and other aspects of the Company as the Parent may request. No investigation conducted pursuant to this Section 7.1(a) shall affect or be deemed to modify or limit any representation or warranty made in this Agreement.
     (b)     From and after the date of this Agreement, each Party shall maintain all Confidential Information of the other Party as confidential and shall not disclose any such Confidential Information to any third party or use any such Confidential Information for any purpose, except (i) as expressly authorized by this Agreement or with the prior written consent of the other Party, (ii) as required by Law, by the rules or regulations of or listing agreement with Nasdaq or the Toronto Stock Exchange, or by court order of a court of competent jurisdiction (provided that the disclosing Party shall first notify the other Party to afford the other Party, for a period of ten (10) Business Days, an opportunity to seek whatever protective relief it deems appropriate, and the disclosing Party shall use commercially reasonable efforts to obtain confidential treatment of any such information required to be disclosed) or (iii) to its Affiliates and its employees, agents, consultants and other representatives to accomplish the purposes of this Agreement, so long as such persons are under an obligation of confidentiality no less stringent than as set forth in this Section 7.1(b). Each Party may use such Confidential Information only to the extent required to accomplish the purposes of this Agreement. Each Party shall use at least the same standard of care as it uses to protect its own Confidential

Information to ensure that it and its Affiliates do not disclose or make any unauthorized use of the other Party’s Confidential Information. Each Party shall promptly notify the other Party upon discovery of any unauthorized use or disclosure of the other Party’s Confidential Information. Notwithstanding the foregoing, each Party shall be authorized to disclose the existence of this Agreement and the material terms hereof to its respective financial and legal advisors, to potential acquirers of all or substantially all of the stock or assets of such Party, or to potential commercialization partners and investors, but only to the extent such disclosure is necessary, and provided that such persons are under an obligation of confidentiality no less stringent than as set forth in this Section 7.1(b).
     (c)     Following the Closing, each of ForSight, Foundry, the Stockholders Representatives and the Closing Securityholders agree to maintain the Confidential Information of the Company and any other information relating to the Company Products and the Company’s Technology, regardless of whether such information constitutes “Confidential Information” hereunder, as confidential and shall not disclose any such information to any third party or use any such information for any purpose, except (i) as expressly authorized by this Agreement or with the prior written consent of Parent; (ii) as required by Law or by court order of a court of competent jurisdiction (provided that ForSight, Foundry, the Stockholders Representatives or the Closing Securityholders, as applicable, shall first notify Parent to afford Parent, for a period of ten (10) Business Days (or such shorter period as may be necessary to reasonably comply with such order), an opportunity to seek whatever protective relief Parent deems appropriate, and ForSight, Foundry, the Stockholders Representatives or the Closing Securityholders, as applicable, shall use commercially reasonable efforts to obtain confidential treatment of any such information required to be disclosed); (iii) to the extent such information was generally available to the public or otherwise part of the public domain as of the Effective Time; (iv) to the extent such information became generally available to the public or otherwise part of the public domain after the Effective Time other than through any act or omission of ForSight, Foundry, the Stockholders Representatives or the Closing Securityholders in breach of this Section 7.1(c) or the other agreements contemplated by this Agreement or (v) to the extent such information was disclosed to ForSight, Foundry, the Stockholders Representatives or the Closing Securityholders, other than under an obligation of confidentiality, by a third party who had no obligation to Company, Parent, or any Affiliate of Parent with respect to such information. Following the Closing, none of Parent, Company, or Surviving Corporation shall be subject to any obligations under this Section 7.1 with respect to Confidential Information of the Company and any other information relating to the Company Products and the Company’s Technology.
     Section 7.2     Appropriate Action; Consents; Filings.
     (a)     The Company and Parent shall use their commercially reasonable efforts to:
          (i)     take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable;

          (ii)     obtain from any Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations, clearances or orders required (A) to be obtained or made by the Company or Parent, respectively, (B) to avoid any action or proceeding by any Governmental Entity, in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated herein, including the Merger, and (C) to prevent a Material Adverse Effect on the Company or Parent, respectively, from occurring prior to or after the Effective Time;
          (iii)     make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger required of the Company or Parent, respectively, under (A) the Securities Act, the Exchange Act, and any other applicable state, federal or Canadian or other foreign securities Laws, (B) the rules and regulations of Nasdaq and the Toronto Stock Exchange, and (C) any other applicable Law; and
          (iv)     give any notices to third parties or any Governmental Entity required by the Company or Parent, respectively, and use commercially reasonable efforts to obtain any non-governmental third party consents, (A) necessary to consummate the transactions contemplated in this Agreement, (B) required to be disclosed in the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable, or (C) required to prevent a Material Adverse Effect on the Company or Parent, respectively, from occurring prior to or after the Effective Time.
     (b)     Parent and the Company shall cooperate with each other in connection with the making of all filings, the giving of all notices and the obtaining of all consents referenced in Section 7.2(a) above, including, with respect to filings, providing copies of all such filings (other than information with respect to third parties) to the non-filing Party and its advisors prior to filing and, if requested, to consider all reasonable additions, deletions or changes suggested in connection therewith, subject to applicable Law. Subject to applicable Law, each of Parent and the Company shall keep the other apprised of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the other with copies of written notices or other communications received by Parent or the Company, as the case may be, or any of their respective Affiliates from any third party or Governmental Entity with respect to the transactions contemplated hereby. Parent shall have the right to review in advance, and to consult the Company on, all information relating to the Company or Parent that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. In the event that either Party shall fail to obtain any third party consent described in Section 7.2(a) above, such Party shall use commercially reasonable efforts, and shall take any such actions reasonably requested by the other Party (it being understood that such action may become effective at or after the Effective Time), to minimize any adverse effect upon the Company and Parent and their respective businesses resulting, or which could reasonably be expected to result after the Effective Time, from the failure to obtain such consent.

     (c)     Subject to, but without limiting the foregoing Sections 7.2(a) and 7.2(b), Parent and the Company shall each use commercially reasonable efforts to avoid the entry of, or to have vacated or terminated, any decree, order, or judgment that would restrain, prevent or delay the Closing, on or before the Outside Date, including defending through litigation on the merits any claim asserted in any court by any Person, and to avoid or eliminate each and every impediment under any antitrust, competition or trade regulation Law that may be asserted by any Governmental Entity with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the Outside Date).
     (d)     From and after the date of this Agreement until the Effective Time, each Party shall promptly notify the other Party in writing of any pending or, to the Knowledge of the Company or Parent, as appropriate, threatened action, suit, arbitration or other proceeding or investigation by any Governmental Entity or any other Person (i) challenging or seeking damages in connection with the Merger or (ii) seeking to restrain or prohibit the consummation of the Merger or otherwise limit the right of Parent or its Subsidiaries to own or operate all or any portion of the businesses or assets of the Company.
     (e)     Subject to applicable Law, from and after the date of this Agreement until the Effective Time, the Company and Parent will consult and cooperate on matters relating to the integration of the Company’s business and personnel following the Effective Time and will periodically meet to discuss and review such matters.
     Section 7.3     Certain Notices. From and after the date of this Agreement until the Effective Time, each Party shall promptly notify the other Party of (a) the occurrence, or non-occurrence, of any event that would be likely to cause any condition to the obligations of any Party to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied or (b) the failure of the Company or Parent, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which would reasonably be expected to result in any condition to the obligations of any Party to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 7.3 shall not cure any breach of any representation or warranty, the failure to comply with any covenant, the failure to meet any condition or otherwise limit or affect the remedies available hereunder to the Party receiving such notice.
     Section 7.4     Public Announcements. The Company acknowledges that: (a) Parent intends to issue a press release upon the execution of this Agreement, which the Company shall have been afforded the opportunity to review and approve prior to Closing (such approval not to be unreasonably withheld, conditioned or delayed), and (b) Parent will be required to publicly announce entry into this Agreement and file this Agreement as an exhibit to such public announcement, as required by applicable Law, the SEC, Nasdaq and/or the Toronto Stock Exchange. Following such initial press release and public announcement, except to the extent the information contained in a public statement made by Parent is consistent with the discussion of such information in its prior public statements or filings that were approved by the Company, Parent, on the one hand, and ForSight, the Closing Securityholders and the Company, on the other hand, will consult with each other before issuing, and provide each other the opportunity to review and make reasonable comment upon, any press release or public statement or filing with respect to this Agreement and the transactions contemplated hereby and, except as may be required by applicable Law or by the rules or regulations of or listing agreement with Nasdaq or the Toronto Stock Exchange, will not issue any such press release or make any such public statement prior to such consultation; provided, however, that the foregoing shall not apply to any public statements or filings made by Parent or Surviving Corporation with respect to Parent’s and/or Surviving Corporation’s development or commercialization of the Company Products and/or the Company’s Technology.
     Section 7.5     Transition Services. At Closing, the Surviving Corporation and ForSight shall enter into a Consulting Agreement, in substantially the form attached as Exhibit D (the “Consulting Agreement”), pursuant to which ForSight shall make certain of its employees available to consult with the Surviving Corporation until the initiation of a Phase III clinical trial of the First Product, unless earlier terminated by the Surviving Corporation pursuant to the terms of the Consulting Agreement, and shall assign to the Surviving Corporation inventions resulting from such consultation in accordance with and as set forth in the Consulting Agreement.
     Section 7.6     Facility Rental. Following the Closing Date, until such time as the Surviving Corporation and ForSight shall enter into a Lease Agreement with respect to the Surviving Corporation’s facility at 191 Jefferson Drive, Menlo Park, California, the Surviving Corporation shall pay rent to ForSight, which rent shall be calculated based upon a mutually agreed burdened overhead allocation based upon the number of employees of the Company working full time at the facility, but in no event shall such rent exceed [**] per month. In the event that the Surviving Corporation vacates the facility and relocates its operations, neither Parent nor the Surviving Corporation shall have any further obligation to pay rent to ForSight hereunder.
     Section 7.7     Tax Matters.
     (a)     Parent shall properly and accurately prepare (or cause to be prepared) and file (or cause to be filed) each Tax Return required to be filed by the Surviving Corporation after the Closing Date for a taxable period beginning before the Closing Date. To the extent any Tax shown as due on such Tax Return is payable by Closing Securityholders (taking into account indemnification obligations hereunder), (i) such Tax Return shall be prepared in a manner consistent with the prior practice of the Company unless otherwise required by applicable Tax Laws; (ii) such Tax Return shall be provided to the Stockholders Representatives at least thirty (30) days prior to the due date for filing such return (or, if required to be filed within thirty (30) days of the Closing or within forty-five (45) days of the end of the taxable period to which such Tax Return relates, as soon as possible following the Closing or the end of such taxable period, as the case may be); and (iii) the Stockholders Representatives shall have the right to review and comment on such Tax Return; provided, however, that subject to the last sentence of this Section 7.7(a), Parent shall be under no obligation to reflect the comments of the Stockholders Representatives in such Tax Return. Parent and the Stockholders Representatives shall cooperate to resolve any disagreements regarding reporting positions to be taken in such Tax Returns. Upon the failure of the Stockholders Representatives to propose any changes to any such Tax Return within fifteen (15) days of receipt thereof, the amount of Tax shown on such Tax Return shall be deemed accepted by Closing Securityholders for purposes of determining the amount of any Loss in respect of such Tax that is subject to indemnification under

**	Confidential Treatment Requested.

Section 10.1(a). In the case of a disagreement concerning a reporting position on any such Tax Return, the Stockholders Representatives may select the reporting position with respect to such matter if (w) there is substantial authority for such position within the meaning of Section 6662 of the Code, (x) no reserve for Tax liability would be required to be established in the financial statements relating to Parent or the Company as a result of potential Tax liability that is not shown as due on such Tax Return, (y) such reporting position will not be binding on Parent or the Company in the preparation of Tax Returns in any taxable period ending after the Closing Date and (z) adequate security (determined within the sole reasonable discretion of Parent) is provided to Parent to secure the indemnification obligations of the Closing Securityholders under Section 10.1(a) for Losses which could result from the failure to sustain such Tax reporting position.
     (b)     For purposes of this Agreement, Company Taxes incurred with respect to a taxable period that includes but does not end on the Closing Date, shall be allocated to the portion of the taxable period ending on the Closing Date (i) except as provided in (ii) and (iii) below, to the extent feasible, on a specific identification basis, according to the date of the event or transaction giving rise to the Tax, and (ii) except as provided in (iii) below, with respect to periodically assessed ad valorem Taxes and Taxes not otherwise feasibly allocable to specific transactions or events, in proportion to the number of days in such taxable period occurring through the Closing Date compared to the total number of days in such taxable period, and (iii) in the case of any Tax based upon or related to income or receipts, in an amount equal to the Tax which would be payable if the relevant taxable period ended on the Closing Date. Any credits relating to a taxable period that begins before and ends after the Closing Date shall be taken into account as though the relevant taxable period ended on the Closing Date. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with prior practices of the Company to the extent permitted by Law.
     (c)     The Stockholders Representatives and Parent shall cooperate, and cause their Representatives and Affiliates to cooperate, as and to the extent reasonably requested by any other Party hereto in connection with the preparation and filing of Tax Returns as provided herein, any audit, litigation or other proceeding with respect to Taxes related to the Company, and any determination of regarding reflection of Tax liabilities of the Company in financial statements of Parent which include the Company. Such cooperation shall include the provision of records and information which are reasonably relevant to any such Tax Return, audit, litigation or other proceeding, and preparation of financial statements, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.
     Section 7.8     Continuing Employees’ Salary and Benefits. As of and following the Effective Time, Parent shall provide each employee listed pursuant to Section 4.16(c) who subsequently becomes an employee of the Parent or any of its Subsidiaries immediately following the Closing Date (each, a “Continuing Employee”) with, at a minimum the same base salary or wage level as in effect immediately prior to the Closing Date until the earlier of (a) the one year anniversary of the Closing Date, (b) the date such Continuing Employee becomes subject to the payroll and benefit plans of the Parent or (c) the date such Continuing Employee is terminated by Parent or any of its Subsidiaries.

     Section 7.9     Indemnification of Directors and Officers.
     (a)     Following the Effective Time, the Stockholders Representatives shall obtain a policy of directors’ and officers’ liability insurance (the “D&O Policy”) covering those persons who were directors and officers of the Surviving Corporation immediately prior to the Effective Time (the “Prior Directors and Officers”), the premium of which shall be paid by the Stockholders Representatives out of the Representative Reimbursement Amount.
     (b)     During the period of time in which the D&O Policy is in place and the premiums of which continue to be paid by the Stockholders Representatives, but in no event continuing beyond the six (6)-year anniversary of the Effective Time, Parent shall not, and shall cause the Surviving Corporation not to, adversely amend, repeal or otherwise modify the indemnification and exculpation provisions contained in Exhibit B and Exhibit C, except to the extent required by applicable Law.
     (c)     During the period of time in which the D&O Policy is in place and the premiums of which continue to be paid by the Stockholders Representatives, but in no event continuing beyond the six (6)-year anniversary of the Effective Time, Parent shall, and shall cause the Surviving Corporation to, maintain in effect, honor and fulfill in all respects the obligations of the Company under the director and officer indemnification agreements identified as Company Material Contracts in Section 4.13 of the Company Disclosure Schedule, and shall not, and shall cause the Surviving Corporation not to, adversely amend, terminate or otherwise modify any such agreements; provided, however, that the sole recourse against the Surviving Corporation pursuant to such indemnification agreements shall be against, and only to the extent of, the D&O Policy.
     (d)     The sole remedy and recourse of the Prior Directors and Officers for any breach by Parent or the Surviving Corporation of Sections 7.9(b) and 7.9(c) shall be limited to the amount of insurance proceeds actually received by the Surviving Corporation pursuant to the D&O Policy.
     Section 7.10     Closing Date Financial Statements. Within thirty (30) days following the Closing Date, the Stockholders Representatives shall cause to be delivered to Parent the unaudited balance sheet of the Company as at the Closing Date and the related unaudited statements of income, changes in stockholders’ equity and cash flows, including all notes thereto and supporting trial balances, for the period then ended (the “Closing Date Financial Statements”). The Closing Date Financial Statements shall fairly present, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto and subject to normal year-end adjustments), the financial position of the Company as of the Closing Date and the results of operations and cash flows for the periods then ended.
     Section 7.11     Post-Closing Enforcement of IP-Related Agreements. ForSight shall reasonably assist the Surviving Corporation and Parent, at the expense of the Surviving Corporation or Parent, as applicable, in enforcing any agreements related to the Company Intellectual Property (such as consulting agreements and employee invention assignment agreements) that are held by ForSight after the Closing, on the Surviving Corporation’s or Parent’s behalf, for the purpose of securing ownership of, filing, prosecuting, enforcing or protecting the Company Intellectual Property.

ARTICLE 8.
CLOSING CONDITIONS
     Section 8.1     Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each Party to effect the Merger is subject to the satisfaction or (to the extent permitted by Law) waiver on or prior to the Closing Date of the following conditions:
     (a)     Stockholder Approval. This Agreement and the Merger shall have been approved by the affirmative vote or written consent of the holders of not less than a majority of the Company’s stockholders entitled to vote.
     (b)     No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other judgment or prohibition or order issued by any court of competent jurisdiction or any other Law (collectively, “Restraints”) shall be in effect preventing the consummation of the Merger; provided, however, that the Parties shall use their commercially reasonable efforts to have any such order, injunction, judgment or other prohibition vacated or terminated. There shall not be any statute, rule, regulation or order enacted by any U.S. or Canadian Governmental Entity which makes the consummation of the Merger illegal. There shall not be pending by any Governmental Entity any suit, action or proceeding seeking to prohibit the consummation of the Merger or seeking to place material limitations on the ownership of shares of capital stock of the Surviving Corporation in the Merger.
     (c)     Consents and Approvals. Other than filing the Certificate of Merger, all consents, approvals, clearances, and authorizations of any Governmental Entity required of Parent or the Company to consummate the Merger, the failure of which to be obtained or taken, individually or in the aggregate, would have a Material Adverse Effect on Parent (determined, for purposes of this clause, after giving effect to the Merger), shall have been obtained.
     (d)     Governmental Entities. There shall not be pending by any Governmental Entity any suit, action or proceeding (i) seeking to prohibit or materially limit the ownership or operation by Parent or the Surviving Corporation of the business or a material portion of the assets of the Company, or to compel Parent or the Surviving Corporation to divest any material portion of the business of the Company as a result of the Merger, or (ii) seeking to prohibit Parent or the Surviving Corporation from effectively controlling in any material respect the business or operations of the Company.
     (e)     Restraints. No Restraint that would reasonably be expected to result, directly or indirectly, in any of the effects referred to in Sections 8.1(a) through 8.1(d) shall be in effect.
     Section 8.2     Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction or (to the extent permitted by Law) waiver on or prior to the Closing Date of the following conditions:

     (a)     Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except where the failure of such representation and warranty to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) would not, individually or in the aggregate, result in a Material Adverse Effect on the Company. Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.
     (b)     Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.
     (c)     Assignment of Intellectual Property. The Company shall have entered into an Assignment Agreement with ForSight and Foundry, in the form attached as Exhibit E (the “Assignment Agreement”), pursuant to which the Company shall receive by assignment from ForSight all of the Intellectual Property that is related to the Company Products or the Company’s Technology, including, without limitation, the Company Patents.
     (d)     No Material Adverse Effect. From the date of this Agreement to the Closing Date, there shall have occurred no event or development that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, the Company Patents or the Company’s Technology.
     (e)     ForSight Joinder. ForSight shall have executed a joinder affirming ForSight’s obligations under Sections 3.5, 3.7(a), 6.1, 7.1(c), 7.4, 7.5, 7.6 and 7.11 of this Agreement.
     (f)     Foundry Joinder. Foundry shall have executed a joinder affirming Foundry’s obligations under Sections 3.7(a), 6.1 and 7.1(c) of this Agreement.
     (g)     Escrow Agreement. The Stockholders Representatives and the Escrow Agent shall have entered into the Escrow Agreement.
     (h)     Consulting Agreement. ForSight shall have entered into the Consulting Agreement.
     (i)     Legal Fees. All of the fees for legal services rendered to the Company (including, without limitation, the fees of Wilson Sonsini Goodrich and Rosati, P.C.) on or prior to the Closing Date shall have been fully paid by or on behalf of the Company.
     (j)     Appraisal Rights. The aggregate number of Appraisal Shares shall not exceed five percent (5%) of the total number of shares of Company Stock outstanding immediately prior to the Effective Time.

     (k)     280G Approval. The Company shall have provided to Parent and Merger Sub documentation reasonably satisfactory to Parent and Merger Sub showing that, with respect to the amounts payable by the Surviving Corporation on or after the Closing Date to [**] (pursuant to Change of Control Bonus Agreements or otherwise), the stockholder approval requirements of Section 1.280G-1, Q&A 7 of the Treasury Regulations have been satisfied, including, without limitation, the receipt of the required approval of holders of record of Certificates which immediately prior to the Effective Time represented more than seventy-five percent (75%) of the outstanding shares of Company Stock, disregarding shares held, directly or indirectly, by any “disqualified individual” as defined in Section 280G(c) of the Code.
     (l)     Assurance Letters. ForSight shall have received written assurance from: (i) [**], that the license granted to [**] pursuant to that certain Technology Agreement, dated [**] does not include any rights in, to and under the Assigned Intellectual Property (as such term is defined in the Assignment Agreement) and (ii) Versant Ventures, Split Rock Partners, and Morgenthaler Partners (the “Investors”) that the Assigned Intellectual Property does not meet the definition of Other Technology (as such term is defined in the Technology Agreement) and, accordingly, that the Assigned Intellectual Property was not subject to the Investors’ rights of negotiation under that certain Right of Negotiation, dated December 15, 2006, by and among ForSight and the Investors.
     Section 8.3     Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction or (to the extent permitted by Law) waiver on or prior to the Closing Date of the following conditions:
     (a)     Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except where the failure of such representation and warranty to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) would not, individually or in the aggregate, result in a Material Adverse Effect on Parent or Merger Sub. The Company shall have received a certificate signed on behalf of Parent by the chief executive officer and the chief financial officer of Parent to such effect.
     (b)     Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by the chief executive officer and the chief financial officer of Parent to such effect.
     (c)     Escrow Agreement. Parent and the Escrow Agent shall have entered into the Escrow Agreement.

**	Confidential Treatment Requested.

ARTICLE 9.
TERMINATION, AMENDMENT AND WAIVER
     Section 9.1     Termination. This Agreement may be terminated prior to the Effective Time, as follows:
     (a)     by mutual written agreement of Parent and the Company;
     (b)     by written notice of either the Company or Parent, if the Merger shall not have been consummated prior to October 19, 2007 (the “Outside Date”); provided, however, the right to terminate this Agreement under this Section 9.1(b) shall not be available to any Party whose failure to fulfill any obligation under this Agreement has been the cause of, or results in, the failure of the Merger to occur on or before such date; provided, further, that in the event the failure of the Merger to be consummated by such date is caused by a pending investigation or review by a Governmental Entity, either Parent or the Company (unless such extending Party or such extending Party’s failure to fulfill any obligation under this Agreement has been the cause of, or results in, the existence or continuance of the pending investigation or review) may extend the Outside Date to October 31, 2007;
     (c)     by written notice of either the Company or Parent, if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger, and such order, decree, ruling or other action shall have become final and nonappealable (which order, decree, ruling or other action the Parties shall have used their commercially reasonable efforts to resist, resolve or lift, as applicable, in accordance with Section 7.2);
     (d)     by written notice of Parent, if there has been a breach by the Company of any representation, warranty, covenant or agreement contained in this Agreement which (i) would result in a failure of a condition set forth in Section 8.2(a) or 8.2(b) and (ii) either cannot be cured prior to the Outside Date or has not been cured by the Company within twenty (20) days following Parent’s written notice of such breach; or
     (e)     by written notice of the Company, if there has been a breach by Parent of any representation, warranty, covenant or agreement contained in this Agreement which (i) would result in a failure of a condition set forth in Section 8.3(a) or 8.3(b) and (ii) either cannot be cured prior to the Outside Date or has not been cured by Parent within twenty (20) days following the Company’s written notice of such breach.
     Section 9.2     Effect of Termination.
     (a)     Limitation on Liability. In the event of termination of this Agreement by either the Company or Parent as provided in Section 9.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Merger Sub or the Company or their respective officers or directors, except with respect to Sections 7.1(b) and 9.2(b) and Article 12 and with respect to any liabilities or damages incurred or suffered by a Party as a result of the willful and material breach by the other Party of any of its representations, warranties, covenants or other agreements set forth in this Agreement. NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, NEITHER PARTY SHALL BE ENTITLED TO

RECOVER UNDER ANY ACTION HEREUNDER, EXCEPT IN THE CASE OF FRAUD, ANY PUNITIVE, SPECIAL, EXEMPLARY OR CONSEQUENTIAL DAMAGES (OTHER THAN PUNITIVE, SPECIAL, EXEMPLARY OR CONSEQUENTIAL DAMAGES WHICH ARE PAID TO THIRD PARTIES), DAMAGES FOR LOST PROFITS OF THE COMPANY, DAMAGES FOR DIMINUTION IN VALUE OF THE COMPANY, DAMAGES COMPUTED ON A MULTIPLE OF EARNING OR DAMAGES COMPUTED ON A SIMILAR BASIS.
     (b)     Return of Materials. Upon termination of this Agreement, each Party will, upon request, return all documents, work papers and other material of any other Party (and all copies thereof) relating to the transactions contemplated herein, whether so obtained before or after execution hereof, to the Party furnishing the same.
     Section 9.3     Amendment. This Agreement may be amended by the Parties by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time. This Agreement may not be amended except by an instrument in writing signed by the Parties.
     Section 9.4     Waiver. At any time prior to the Effective Time, any Party may (a) extend the time for the performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto, and (c) waive compliance by the other Party with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
ARTICLE 10.
INDEMNIFICATION
     Section 10.1     Indemnification.
     (a)     By the Closing Securityholders. From and after the Effective Time, by virtue of the approval and adoption by the Closing Securityholders of the execution and delivery by the Company of this Agreement and the consummation of the transactions contemplated hereby, and subject to the limitations set forth in this Article 10, each of the Closing Securityholders shall jointly and severally defend, indemnify and hold harmless Parent, Merger Sub, the Surviving Corporation, each of their Subsidiaries and each of their respective directors, officers, employees, representatives and other Affiliates (collectively, the “Parent Indemnified Parties”) from and against any and all Losses which may be incurred or suffered by any such Parent Indemnified Party that directly arise out of or result from (i) any breach of any representation, warranty, covenant or agreement of ForSight, Foundry, the Closing Securityholders or the Company contained in this Agreement, (ii) any and all Taxes which are imposed on the Company or the Surviving Corporation in respect of its income, business, property or operations or for which the Company or the Surviving Corporation may otherwise be liable (A) for the activities or business of the Company on or prior to the Closing Date (determined, with respect to taxable periods that include but do not end on the Closing Date, in accordance with the allocation provisions of Section 7.7(b)), (B) resulting by reason of the several liability of the Company or the Surviving Corporation pursuant to Section 1.1502-6 of the Treasury Regulations or any analogous state, local or foreign Law or by reason of the Company having been a member of any affiliated, consolidated, combined or unitary group on or prior to the Closing Date, and (C) any and all Taxes of any Person (other than the Company) required to be paid by the Company or the Surviving Corporation by reason of the Company or the Surviving Corporation being a transferee or successor, whether by contract or pursuant to Law, where the liability of the Company for such Taxes is attributable to an event or transaction occurring on or before the Closing Date (collectively, the “Tax Liabilities”) or (iii) any fraud or willful misconduct by the Company, or any of its officers, directors or employees on behalf of the Company (collectively, a “Company Fraud”); provided, however, that (except in the case of claims involving a Company Fraud, or by one or more Closing Securityholders (a “Closing Securityholder Fraud”)) the Parent Indemnified Parties’ claim with respect to a breach of any representation or warranty is instituted by written notice on or before the Company Survival Date with respect to such representation or warranty. In addition, each Closing Securityholder shall severally (but not jointly) defend, indemnify and hold harmless the Parent Indemnified Parties from and against any and all Losses which may be incurred or suffered by any such Parent Indemnified Party that directly arise out of or result from a Closing Securityholder Fraud. Except with respect to claims involving Closing Securityholder Fraud, a Parent Indemnified Parties’ sole rights and remedies for claims arising from the transactions contemplated by this Agreement (whether stated as breach of contract, tort or otherwise) shall be those rights and remedies set forth in this Article 10. Without limiting the generality of the preceding sentence, no legal action sounding in contribution, tort or strict liability may be maintained by any Parent Indemnified Party, or their successors or assigns, against any other Party with respect to any matter that is the subject of Article 10 other than contemplated by this Article 10, and Parent, for itself and its officers, directors, employees, stockholders, representatives, agents, successors and assigns, hereby waives any and all statutory rights of contribution or indemnification that any of them might otherwise be entitled to under any federal, state or local Law.
          (b)     By Parent. From and after the Effective Time, subject to the limitations set forth in this Article 10, Parent shall defend, indemnify and hold harmless the Closing Securityholders and each of their respective directors, officers, employees, representatives and other Affiliates (collectively, the “Company Indemnified Parties”) from and against any and all Losses which may be incurred or suffered by such Company Indemnified Parties that directly arise out of or result from: (i) any breach of any representation, warranty, covenant or agreement of Parent or Merger Sub contained in this Agreement, except for the obligations of Parent and Surviving Corporation pursuant to Section 3.5, the remedies for which are set forth in Section 3.5(e), and except for any failure to pay amounts due under Section 3.6 (the remedy for which is set forth in Section 12.9 rather than pursuant to this indemnification clause), and (ii) any fraud or willful misconduct by Parent or any of its Subsidiaries; provided, however, that (except in the case of claims involving fraud or willful misconduct) the Company Indemnified Parties’ claim with respect to a breach of any representation or warranty is instituted by written notice on or before the Parent Survival Date. Except with respect to claims involving fraud or willful misconduct, a Company Indemnified Parties’ sole rights and remedies for claims arising from the transactions contemplated by this Agreement (whether stated as breach of contract, tort or otherwise) shall be those rights and remedies set forth in this Article 10. Without limiting the generality of the preceding sentence, no legal action sounding in contribution, tort or strict liability may be maintained by any Company Indemnified Party, or their successors or assigns, against any other Party with respect to any matter that is the subject of Article 10 other than contemplated by this Article 10, and the Closing Securityholders, for themselves and their respective officers, directors, employees, stockholders, representatives, agents, successors and assigns, hereby waives any and all statutory rights of contribution or indemnification that any of them might otherwise be entitled to under any federal, state or local Law.
     Section 10.2     Limitations on Indemnification. All rights to indemnification under this Article 10 are subject in all respects to the following limitations and conditions:
     (a)     For claims pursuant to Section 10.1(a)(i), the aggregate indemnification payment payable by the Closing Securityholders pursuant to Section 10.1(a) shall not exceed the Escrow Amount and shall be satisfied from the Escrow Amount; provided, however, that the limitations set forth in this Section 10.2(a) shall not apply to any claim made by Parent against ForSight with respect to any breach of ForSight’s obligations pursuant to Sections 3.5, 3.6, 7.5 and 7.6.
     (b)     Notwithstanding anything to the contrary in this Agreement (i) for claims for indemnification pursuant to a breach of the Special Representations, Tax Liabilities or a Company Fraud, Parent shall have the right to satisfy any such claims against the Closing Securityholders, the Escrow Amount or by setting off the amount of such claim against any Additional Payments and License Payments due and unpaid to all Closing Securityholders, and (ii) for claims for indemnification for Closing Securityholder Fraud, Parent shall have the right to satisfy any such claims against the Merger Consideration and the Escrow Amount received by or due and unpaid to such Closing Securityholder and any Additional Payments and License Payments due and unpaid to all Closing Securityholders.
     (c)     Indemnification payments by an Indemnified Party with respect to any indemnifiable Loss hereunder shall only be payable by an Indemnified Party if the aggregate amount exceeds [**] and in such event, the Indemnified Party shall be entitled to recover the full amount of the Loss.
     (d)     The maximum aggregate liability of any Closing Securityholder for indemnification shall not, in the absence of Closing Securityholder Fraud, exceed the total amount of the Merger Consideration and the Escrow Amount received by or due and unpaid to such Closing Securityholder and any Additional Payments and License Payments due and unpaid to all Closing Securityholders.
     (e)     Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall limit the rights of any Party to apply for injunctive relief to enforce the obligations of any other Party hereunder or under the ancillary documents.
     Section 10.3     Method of Asserting Claims. All claims for indemnification under this Article 10 shall be asserted and resolved as follows:

**	Confidential Treatment Requested.

     (a)     Defined Terms. For purposes of this Section 10.3, a party against which an indemnification may be sought is referred to herein as the “Indemnifying Party” and the party which may be entitled to indemnification is referred to as the “Indemnified Party.”
     (b)     Indemnified Party Claims. In the event an Indemnified Party should have a claim against an Indemnifying Party hereunder which does not involve a claim or demand being asserted against or sought to be collected from it by a third party, the Indemnified Party shall promptly send a Claim Notice with respect to such claim to the Indemnifying Party; provided, however, that in no event shall claims against the Closing Securityholders or Parent be made after the Parent Survival Date or the Company Survival Date, respectively, has passed.
     (c)     Resolution of Notice of Claim. Each Notice of Claim given by Parent shall be resolved as follows:
          (i)     If the Stockholders Representatives shall have consented in writing, on behalf of all Closing Securityholders, to the recovery by the Parent Indemnified Parties of the full amount of all Losses specified in the Claim Notice in accordance with this Article 10, then Parent shall be entitled to deduct from the Escrow Amount pursuant to the Escrow Agreement or to offset from any applicable Additional Payment as permitted pursuant to Section 10.2(c), as the case may be, the amount set forth in the Claim Notice.
          (ii)     If the Stockholders Representatives shall not have consented in writing, on behalf of all Closing Securityholders, to the recovery by the Parent Indemnified Parties of the full amount of all Losses specified in the Claim Notice in accordance with this Article 10 within the thirty (30) Business Days after a Claim Notice is received by the Stockholders Representatives, then the claim shall constitute a Dispute, and shall be resolved pursuant to the procedure set forth in Section 12.9.
     (d)     Third Party Claims. In the event that any claim or demand for which an Indemnifying Party would be liable to an Indemnified Party hereunder is asserted against or sought to be collected by a third party:
          (i)     the Indemnified Party shall promptly, on or before the Parent Survival Date or the Company Survival Date, as applicable, notify the Indemnifying Party of such claim or demand, with a copy to the Stockholder Representative, specifying the nature of such claim or demand and the amount or the estimated amount thereof, to the extent it is then feasible to determine (which estimate shall not be conclusive of the final amount of such claim or demand) (the “Claim Notice”); provided, however, that the failure of the Indemnified Party to give notice as provided herein shall not relieve an Indemnifying Party of its obligations under this Article 10, except to the extent the Indemnifying Party is actually prejudiced thereby;
          (ii)     the Indemnifying Party shall have thirty (30) days from their receipt of the Claim Notice (the “Notice Period”) to notify the Indemnified Party (A) whether or not the Indemnifying Party disputes its liability to the Indemnified Party hereunder with respect to such claim or demand, and (B) if they do not dispute such liability, whether or not they desire, at their sole cost and expense, to defend the Indemnified Party against such claim or demand; provided, however, that the Indemnified Party is hereby authorized prior to and during the Notice Period to file any motion, answer or other pleading which it reasonably shall deem necessary or appropriate to protect its interests;

          (iii)     in the event that the Indemnifying Party notifies the Indemnified Party within the Notice Period that the Indemnifying Party does not dispute such liability and desires to defend against such claim or demand, then except as hereinafter provided, the Indemnifying Party shall have the right to defend by appropriate proceedings, provided that the Indemnifying Party shall not settle any such claim without the prior written consent of the Indemnified Party, unless such settlement involves only the payment of money and provides for the delivery of a full release of any liability to the Indemnified Party, and such settlement of cessation would not be likely to increase Tax liability of any Indemnified Party for a taxable period ending after Closing Date or otherwise cause any Indemnified Party to incur a Loss not subject to indemnification pursuant to this Agreement. The Indemnified Party shall make available to the Indemnifying Party, at the Indemnifying Party’s expense, any documents and materials in his, her or its possession or control that may be necessary or useful to such defense;
          (iv)     the Indemnifying Party shall not be entitled to assume control of such defense (unless otherwise agreed to in writing by the Indemnified Party) and shall pay the fees and expenses of counsel retained by the Indemnified Parties if (A) the claim for indemnification relates to or arises in connection with any criminal or quasi criminal proceeding, action, indictment, allegation or investigation or in connection with Taxes of the Surviving Corporation the resolution of which is reasonably determined by the Indemnified Party to be likely to increase the Tax liabilities of any Indemnified Party for a taxable period ending after Closing Date or otherwise cause any Indemnified Party to incur a Loss not subject to indemnification pursuant to this Agreement; (B) the claim primarily seeks an injunction or equitable relief against the Indemnified Party; (C) the Indemnified Party has been advised by counsel that a reasonable likelihood exists of a conflict of interest between the Indemnifying Party and the Indemnified Party; (D) upon petition by the Indemnified Party, the appropriate court rules that the Indemnifying Party failed or is failing to vigorously prosecute or defend such claim; or (E) the Indemnified Party reasonably believes that the Loss relating to the claim could exceed the maximum amount that such Indemnified Party could then be entitled to recover under the applicable provisions of this Article 10;
          (v)     if the Indemnified Party desire to participate in, but not control, any such defense or settlement they may do so at their sole cost and expense; provided, however, that the Indemnifying Party shall pay such expense if representation of the Indemnified Party by the counsel retained by the Indemnifying Party would be inappropriate due to actual or potential conflicts of interest between the Indemnified Party and any other Party represented by such counsel in such proceeding; and
          (vi)     if the Indemnifying Party disputes the Indemnifying Party’s liability with respect to such claim or demand or elects not to defend against such claim or demand, whether by not giving timely notice as provided above or otherwise, then the amount of any such claim or demand, or, if the same be contested by the Indemnifying Party or by the Indemnified Party (but the Indemnified Party shall not have any obligation to contest any such claim or demand), then that portion thereof as to which such defense is unsuccessful, as well as any associated obligations and expenses (including, without limitation, legal fees and court costs), shall be conclusively deemed to be a liability of the Indemnifying Party hereunder (subject, if the Indemnifying Party has timely disputed liability, to a determination that the disputed liability is covered by these indemnification provisions).

     Section 10.4     Waiver. At any time prior to the Effective Time, any Indemnified Party may (a) extend the time for the performance of any of the obligations or other acts of the other Indemnifying Party, (b) waive any inaccuracies in the representations and warranties of the other Indemnifying Party contained herein or in any document delivered pursuant hereto, and (c) waive compliance by the other Indemnifying Party with any of the agreements or conditions contained herein; provided, however, that after any approval of the transactions contemplated by this Agreement by the stockholders of the Company, there may not be, without further approval of such stockholders, any extension or waiver of this Agreement or any portion thereof which, pursuant to applicable Law, requires further approval by such stockholders. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Indemnified Party or Parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
     Section 10.5     Exclusive Remedy. Except for claims involving fraud or willful misconduct, for claims relating to the covenants and agreements set forth in Sections 3.5, 3.6, 7.5 and 7.6, for injunctive relief or for breach of this Article 10, the indemnification remedies provided in this Article 10 shall be the exclusive remedies available to the Indemnified Parties and their respective officers, directors, employees, Affiliates, agents, representatives, successors and assignees following the Effective Time.
     Section 10.6     Survival of Representations and Covenants of the Closing Securityholders. Except with respect to any claim for fraud or willful misconduct, each representation, warranty, covenant and agreement of the Closing Securityholders and the Company contained herein shall survive the execution and delivery of this Agreement and the Closing and shall thereafter terminate and expire on January 15, 2009, except that (a) the representations and warranties contained in Section 4.3 (Capital Structure; Stockholders List), Section 4.4 (Authority) and Section 4.23 (Brokers; Advisory Fees) shall survive indefinitely and (b) the representations and warranties contained in Section 4.17 (Taxes) shall survive until expiration of the statute of limitations applicable to the matters covered thereby (giving effect to any waiver, mitigation or extension thereof) (in each case, the “Company Survival Date”). The representations and warranties contained in Sections 4.3, 4.4, 4.17 and 4.23 are referred to herein as the “Special Representations”. After the Company Survival Date, except for liabilities for existing claims made prior to the Company Survival Date and for claims of fraud or willful misconduct, no Closing Securityholder shall have any further liability hereunder.
     Section 10.7     Survival of Representations and Covenants of Parent, Merger Sub and the Surviving Corporation. Except with respect to any claim for fraud or willful misconduct, each representation and warranty of Parent and Merger Sub contained herein shall survive the execution and delivery of this Agreement and the Closing and shall thereafter terminate and expire on the one (1) year anniversary of the Closing Date (the “Parent Survival Date”). After the Parent Survival Date, except for liabilities for existing claims made prior to the Parent Survival Date and for claims of fraud or willful misconduct, neither Parent, nor any stockholder, director, officer, employee, agent, consultant, representative or Affiliate of Parent, shall have any further liability hereunder.

ARTICLE 11.
THE STOCKHOLDERS REPRESENTATIVES
     Section 11.1     Appointment and Duties of the Stockholders Representatives. Eugene de Juan, Jr., M.D., William J. Link and K. Angela MacFarlane (or any successors thereto appointed in accordance with Section 11.2) are hereby appointed the Stockholders Representatives to receive and distribute the Merger Consideration to the Closing Securityholders, to receive and distribute any Additional Payments made hereunder to the Closing Securityholders, to receive and deliver to the Surviving Corporation surrendered certificates representing outstanding Company Common Stock to communicate to, and receive all communications from, Parent, Merger Sub, the Surviving Corporation and their Subsidiaries and to implement any decision or action otherwise permitted hereunder. The Stockholders Representatives shall, in this regard, have all of the rights and powers which the Closing Securityholders would otherwise have, and the Closing Securityholders agree that Parent, the Surviving Corporation and their Subsidiaries shall be entitled to rely exclusively upon the communications of the Stockholders Representatives relating to any of the foregoing matters. All decisions and actions by the Stockholders Representatives shall be binding upon all of the Closing Securityholders, and no such Closing Securityholder shall have the right to object, dissent, protest or otherwise contest the same. Each of the Stockholders Representatives shall have the authority to act on behalf of the Stockholders Representatives and any such act taken by one of the Stockholders Representatives shall be deemed the act of the Stockholders Representatives. In this regard, Parent, the Surviving Corporation and their Subsidiaries shall be entitled to rely upon and shall have no liability for acting upon any request, notice, instruction, communication, statement or other instrument which Parent, the Surviving Corporation or any of their Subsidiaries shall in good faith believe to be genuine and to have been signed or presented by any of the Stockholders Representatives purporting to sign or present the same. Parent’s delivery of Merger Consideration or payment of Additional Payments to the Stockholders Representatives, in the form of a check made payable to “Stockholders Representatives” or a wire transfer to an account designated by the Stockholders Representatives and otherwise in accordance with the terms of this Agreement, shall satisfy all of Parent’s obligations with respect thereto, and Parent shall have no liability with respect to the failure of the Stockholders Representatives to properly distribute such Merger Consideration or Additional Payments. The Stockholders Representatives shall not be liable to the Closing Securityholders for any act done or omitted in such capacity while acting in good faith and in the exercise of reasonable judgment, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Closing Securityholders jointly and severally indemnify the Stockholders Representatives and hold them harmless against any loss, liability or expense incurred without gross negligence or bad faith on the part of the Stockholders Representatives and arising out of or in connection with the acceptance or administration of their duties.
     Section 11.2     Resignation or Removal of the Stockholders Representatives. Subject to the appointment and acceptance of a successor Stockholders Representative as provided below, any Stockholders Representative may resign as Stockholders Representative at any time upon thirty (30) days prior written notice thereof to Parent and the Closing

Securityholders. Upon any such resignation, the Closing Securityholders may appoint a Person as successor Stockholders Representative. If no successor Stockholders Representative shall have been appointed by the Closing Securityholders and accepted such appointment within twenty (20) days after the retiring Stockholders Representative’s giving of notice of resignation or upon the Closing Securityholders’ removal of the Stockholders Representative, the retiring Stockholders Representative may, on behalf of the Closing Securityholders, appoint a Person as successor Stockholders Representative. Upon the acceptance of any appointment as the Stockholders Representative hereunder, such successor Stockholders Representative shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Stockholders Representative, and the retiring Stockholders Representative shall be discharged from his duties and obligations hereunder; provided, however, that Parent shall be entitled to communicate with, provide notices to and make payments to the retiring Stockholders Representative until such time as Parent has received written notice from the Closing Securityholders indicating that the Stockholder Representative has been replaced, and setting forth such successor Stockholder Representative’s name and other information. At no time shall there be more than three (3) individuals acting as Stockholder Representatives.
     Section 11.3     Representative Reimbursement Amount.
     (a)     The Stockholders Representatives shall be entitled to deduct, or to cause the payment agent designated by the Stockholders Representatives pursuant to Section 3.3(a), to deduct, [**] (the “Representative Reimbursement Amount”) from the Merger Consideration prior to distributing the remainder to the Closing Securityholders in accordance with Section 3.3(a). The Representative Reimbursement Amount shall be held by the Stockholders Representatives for the satisfaction of expenses incurred by the Stockholders Representatives in performing their duties pursuant to this Agreement, including, without limitation, any and all fees for legal services owed by the Company to Wilson Sonsini Goodrich & Rosati, P.C. subsequent to the Closing Date in connection with the Merger. The Representative Reimbursement Amount shall be subject to increase from time to time as provided in Section 11.3(b).
     (b)     The Stockholders Representatives shall be entitled to deduct, or to cause the payment agent designated by the Stockholders Representatives pursuant to Section 3.3(a) to deduct, cash from that portion of any Additional Payment that is not subject to reduction in accordance with Section 3.6 or Article 10 for purposes of replenishing the Representative Reimbursement Amount hereunder. In addition, to the extent that, at the time Parent is required to make any Additional Payment, the Representative Reimbursement Amount then maintained by the Stockholders Representatives is less than a minimum of [**], the Stockholders Representatives shall be entitled to hold back that amount of cash from such Additional Payments as may be required to maintain [**] in the Representative Reimbursement Amount at all times. Any offset against any Additional Payment shall be made against the amounts to be distributed to the Closing Securityholders pro rata based on the aggregate amounts of such Additional Payment otherwise to be received by such Closing Securityholders.

**	Confidential Treatment Requested.

     (c)     Any of the Representative Reimbursement Amount deposited with the Stockholders Representatives pursuant to this Section 11.3 that has not been consumed by the Stockholders Representatives pursuant to the terms of this Agreement on or prior to the later of: (i) the end of the period in which the Parent Indemnified Parties may make claims for indemnification pursuant to Article 10; (ii) the date on which all indemnification claims of the Parent Indemnified Parties outstanding at the end of such period have been discharged in full or (iii) the date on which all duties of the Stockholders Representatives under this Agreement have been completed or (iv) the date on which all Additional Payments required to be made pursuant to Section 3.6 have been made and neither Parent nor the Surviving Corporation has any further liability with respect thereto, shall be distributed by the Stockholders Representatives to the Closing Securityholders pro rata based on their respective rights to participate in the Additional Payment(s), if any.
ARTICLE 12.
GENERAL PROVISIONS
     Section 12.1     Notices. Any notices or other communications required or permitted under, or otherwise in connection with this Agreement shall be in writing and shall be deemed to have been duly given when delivered in person or upon confirmation of receipt when transmitted by facsimile transmission (but only if followed by transmittal by national overnight courier or hand for delivery on the next Business Day) or on the next Business Day if transmitted by national overnight courier, in each case as follows:
     (a)     If to Parent, Merger Sub or the Surviving Corporation, addressed to it at:
QLT Inc.
887 Great Northern Way
Vancouver, British Columbia
Canada
V5T 4T5
Fax: (604) 707-7000
Attention: President and Chief Executive Officer
Attention: Legal Department
with a copy to:
Morrison & Foerster LLP
5200 Republic Plaza
370 Seventeenth Street
Denver, Colorado 80202-5638
Fax: (303) 592-1510
Attention: Warren L. Troupe

     (b)     If to the Company, addressed to it at:
c/o ForSight Labs, LLC
191 Jefferson Drive
Menlo Park, California 94025
Fax: (603) 676-6905
Attention: President and Chief Executive Officer
with a copy to:
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, California 94304
Fax: (650) 493-6811
Attention: J. Casey McGlynn
     (c)     If to the Stockholders Representatives, addressed to them at:
191 Jefferson Drive
Menlo Park, CA 94025
Fax: (650) 618-1813
     Section 12.2     Interpretation. When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person or Person are also to its permitted successors and assigns. All amounts expressed as “$” or “dollars” shall mean United States dollars.
     Section 12.3     Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.
     Section 12.4     Entire Agreement. This Agreement (together with the Exhibits, Parent and Company Disclosure Schedules and the other documents delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the Parties and supersede all prior agreements and undertakings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof.
     Section 12.5     Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise by any of the Parties without the prior written consent of the other Parties (which consent shall not be unreasonably withheld, conditioned or delayed); provided however, that a Party may assign this Agreement and its rights and obligations hereunder without the other Party’s consent in connection with a merger, acquisition or sale of a Party or the transfer or sale of all or substantially all of the business of such Party to which this Agreement relates. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns. Any assignment contrary to the provisions of this Section 12.5 shall be void.
     Section 12.6     Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party and their respective successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
     Section 12.7     Mutual Drafting. Each Party has participated in the drafting of this Agreement, which each Party acknowledges is the result of extensive negotiations between the Parties.
     Section 12.8     Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof.
     Section 12.9     Enforcement.
     (a)     Disputes. The Parties recognize that disputes as to certain matters may from time to time arise which relate to either Party’s rights or obligations hereunder or to the interpretation, performance, breach, or termination of this Agreement (a “Dispute”). It is the objective of the Parties to establish procedures to facilitate the resolution of a Dispute in an expedient manner by mutual cooperation and without resort to litigation. To accomplish this objective, the Parties agree to attempt in good faith to resolve and such disagreements and thereafter to follow the procedures set forth in this Section 12.9 if and when a Dispute arises under this Agreement.

     (b)     Resolution by Independent Experts. Unless otherwise specifically set forth in this Agreement, a Dispute among the Parties will be resolved as provided in this Section 12.9. Any Disputes relating to this Agreement shall be presented to two (2) independent experts knowledgeable in the subject matter of the Dispute (the “Independent Experts”), one (1) being selected by Parent and one (1) being selected by the Stockholders Representatives, for resolution. In the event that the Independent Experts cannot resolve the Dispute within forty-five (45) days (or such other period of time as mutually agreed to by the Parties in writing) of being requested by a Party to resolve a Dispute, such Dispute may be referred to arbitration in accordance with the provisions of Section 12.9(c) by either Party.
     (c)     Arbitration. Any unresolved Dispute shall be resolved exclusively by final and binding arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association. Following the satisfaction of the requirements of Section 12.9(b) above, either Party may invoke arbitration of a Dispute by serving on the other Party a written notice of arbitration, which shall specify with reasonable detail (i) the issue in Dispute, (ii) the claims asserted, and (iii) the remedy sought by the Party invoking arbitration. Each Party shall appoint one arbitrator to arbitrate the subject issue within fifteen (15) days of the date of the foregoing described notice. If one Party fails or refuses to appoint an arbitrator within such time period, then the first arbitrator appointed shall appoint a second arbitrator. Within fifteen (15) days of the last of those appointments, the two arbitrators shall appoint a third arbitrator. The arbitrators shall be knowledgeable in the subject matter of the issue in Dispute. Each Party appointing an arbitrator or for whom an arbitrator is appointed shall bear all costs and expenses associated with that arbitrator, and the cost and expenses associated with the third arbitrator shall be shared equally by the Parties. Any arbitration hearing pursuant to this Section 12.9(c) shall be held in the Seattle, Washington area. An award rendered in connection with an arbitration pursuant to this Section 12.9(c) shall be final and binding upon the Parties. The Parties agree and consent that the arbitral award shall be conclusive proof of the validity of the determinations of the arbitrations set forth in the award, and any judgment upon such an award may be entered and enforced in any court of competent jurisdiction.
     (d)     Waiver of Jury Trial. THE PARTIES HEREBY IRREVOCABLY WAIVE ANY RIGHTS THEY MAY HAVE TO TRIAL BY JURY IN REGARD TO DISPUTES, INCLUDING WITHOUT LIMITATION ANY RIGHT TO TRIAL BY JURY AS TO THE MAKING, EXISTENCE, VALIDITY, OR ENFORCEABILITY OF THE AGREEMENT TO ARBITRATE.
     Section 12.10     Third Party Beneficiary Rights. No provisions of this Agreement are intended, nor shall be interpreted, to provide or create any third party beneficiary rights or any other rights of any kind in any client, customer, employee, affiliate, stockholder, partner or any party hereto or any other Person unless specifically provided otherwise herein and, except as so provided, all provisions hereof shall be personal solely between the Parties, except that Article 10 is intended to benefit the Parent Indemnified Parties and the Company Indemnified Parties. For the avoidance of doubt, except with respect to Article 10 as described above, no Person except Company (prior to the Closing Date), Stockholders Representatives and ForSight, shall be entitled to enforce this Agreement (or exercise any rights or remedies hereunder) against Parent or any of Parent’s Affiliates.
     Section 12.11     Force Majeure. None of Parent, Merger Sub, the Company or the Closing Securityholders shall be liable for failure of or delay in performing obligations set forth in this Agreement, and neither shall be deemed in breach of its obligations, if such failure or delay is due to natural disasters or any causes reasonably beyond the control of such Party; provided, however, that the Party whose performance is delayed or prevented shall continue to use good faith diligent efforts to mitigate, avoid or end such delay or failure in performance as soon as practicable.

     Section 12.12     Disclosure Schedules. Any matter disclosed in any section of a Party’s Disclosure Schedule shall be considered disclosed for other sections of such Disclosure Schedule, for which it is reasonably apparent that such matter is pertinent to a particular section of a Party’s Disclosure Schedule.
     Section 12.13     Days. If any action is required to be performed, or if any notice, consent or other communication is given, on a day that is a Saturday or Sunday or a legal federal holiday, such performance shall be deemed to be required, and such notice, consent or other communication shall be deemed to be given, on the first Business Day following such Saturday, Sunday, legal holiday or other governmental action. Unless otherwise specified in this Agreement, all references in this Agreement to a “day” or “days” shall refer to calendar days and not Business Days.
     Section 12.14     Reasonable Consent Required. Where any provision of this Agreement requires a Party to obtain the consent, approval or other acquiescence of any other Party, except where stated expressly to the contrary, such consent, approval or other acquiescence shall not be unreasonably conditioned, withheld or delayed by such other Party.
     Section 12.15     Counterparts. This Agreement may be executed in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.
[SIGNATURES ON FOLLOWING PAGE]

     IN WITNESS WHEREOF, Parent, Merger Sub, the Stockholders Representatives and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PARENT: QLT Inc., a company incorporated under the laws of the Province of British Columbia
By:	/s/ Robert L. Butchofsky
	Name:	Robert L. Butchofsky
	Title:	President and Chief Executive Officer

By:	/s/ Cameron R. Nelson
	Name:	Cameron R. Nelson
	Title:	Vice President, Finance and Chief Financial Officer

MERGER SUB: 3088923, Inc., a Delaware corporation
By:	/s/ David Saperstein
	Name:	David Saperstein
	Title:	President
[SIGNATURE PAGE — AGREEMENT AND PLAN OF MERGER]

THE COMPANY: ForSight Newco II, Inc., a Delaware corporation
By:	/s/ Hanson S. Gifford, III
	Name:	Hanson S. Gifford, III
	Title:	President and Chief Executive Officer

THE STOCKHOLDERS REPRESENTATIVES:
/s/ Eugene de Juan, Jr., M.D.
Eugene de Juan, Jr., M.D.

/s/ William J. Link
William J. Link

/s/ K. Angela MacFarlane
K. Angela MacFarlane

[SIGNATURE PAGE — AGREEMENT AND PLAN OF MERGER]